FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated Interim
Financial Information for the
Quarter Ended March 31, 2014 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), identified as Company and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended March 31, 2014, which comprises the balance sheet as of March 31, 2014 and the related statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Information and the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and the international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards established by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Deloitte Touche Tohmatsu

Conclusion on consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards established by CVM.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the three-
-month period ended March 31, 2014, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards - IFRS, which do not require the presentation of these statements. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil

São Paulo, April 24, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

2

© 2014 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Company Information
Capital Breakdown	2
Cash Dividends	3
Individual Quarterly Financial Information
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Income Statement	7
Comprehensive Income for the Period	8
Statement of Cash Flows	9
Statement of Changes in Shareholders’ Equity
1/1/2014 to 3/31/2014	10
1/1/2013 to 3/31/2013	11
Statement of Value Added	12
Consolidated Quarterly Financial Information
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Income Statement	16
Comprehensive Income for the Period	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2014 to 3/31/2014	19
1/1/2013 to 3/31/2013	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Quarterly Financial Information	41

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Company Information / Capital Breakdown

Number of Shares	Current Quarter
(thousand)	03/31/2014
Paid in Capital
Common	99,680
Preferred	165,243
Total	264,923
Treasury Shares
Common	-
Preferred	233
Total	233

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Company Information / Cash Dividends

Event	Approval	Type	Date of Payment	Type of Share	Class of Share	Amount per share (Reais/ share)
Board of Directors’ Meeting	05/15/2014	Dividend	05/15/2014	Common	-	0.12727
Board of Directors’ Meeting	05/15/2014	Dividend	05/15/2014	Preferred	-	0.14000

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Individual Quarterly Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03.31.2014	Previous Year 12.31.2013
1	Total Assets	21,160,462	22,214,075
1.01	Current Assets	4,403,659	5,623,474
1.01.01	Cash and Cash Equivalents	1,334,196	2,851,220
1.01.03	Accounts Receivable	291,079	360,361
1.01.03.01	Trade Accounts Receivable	239,399	312,471
1.01.03.02	Other Accounts Receivable	51,680	47,890
1.01.04	Inventories	2,493,587	2,165,609
1.01.06	Recoverable Taxes	106,750	148,034
1.01.06.01	Current Recoverable Taxes	106,750	148,034
1.01.07	Prepaid Expenses	110,293	27,497
1.01.08	Other Current Assets	67,754	70,753
1.01.08.01	Noncurrent Assets Held for Sales	4,355	4,355
1.01.08.03	Other	63,399	66,398
1.02	Noncurrent Assets	16,756,803	16,590,601
1.02.01	Long-term Assets	1,660,652	1,614,381
1.02.01.03	Accounts Receivable	30,064	31,338
1.02.01.03.02	Other Accounts Receivable	30,064	31,338
1.02.01.06	Deferred Taxes	119,305	120,869
1.02.01.06.01	Deferred Income and Social Contribution Taxes	119,305	120,869
1.02.01.07	Prepaid Expenses	37,713	37,803
1.02.01.08	Receivables from Related Parties	702,255	646,478
1.02.01.08.02	Receivables from Subsidiaries	665,631	608,573
1.02.01.08.03	Receivables from Controlling Shareholders	11	2,738
1.02.01.08.04	Receivables from Other Related Parties	36,613	35,167
1.02.01.09	Other Noncurrent Assets	771,315	777,893
1.02.01.09.04	Recoverable Taxes	347,363	350,880
1.02.01.09.05	Restricted Deposits for Legal Proceeding	423,952	427,013
1.02.02	Investments	7,897,730	7,774,250
1.02.02.01	Investments in Associates	7,897,730	7,774,250
1.02.02.01.01	Investments in Associates	1	1
1.02.02.01.02	Investments in Subsidiaries	7,897,729	7,774,249
1.02.03	Property and Equipment, net	6,073,329	6,074,815
1.02.03.01	In Use	5,972,777	5,911,544
1.02.03.02	Leased properties	30,358	32,210
1.02.03.03	In Progress	70,194	131,061
1.02.04	Intangible Assets	1,125,092	1,127,155
1.02.04.01	Intangible Assets	1,125,092	1,127,155
1.02.04.01.02	Intangible Assets	1,125,092	1,127,155

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Individual Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03.31.2014	Previous Year 12.31.20132
2	Total Liabilities	21,160,462	22,214,075
2.01	Current Liabilities	6,181,870	8,022,610
2.01.01	Payroll and Related Charges	296,566	368,584
2.01.01.01	Payroll Liabilities	49,282	67,385
2.01.01.02	Social Security Liabilities	247,284	301,199
2.01.02	Trade Accounts Payable	2,121,936	2,631,704
2.01.02.01	Local Trade Accounts Payable	2,069,659	2,529,066
2.01.02.02	Foreign Trade Accounts Payable	52,277	102,638
2.01.03	Taxes and Contributions Payable	247,445	365,382
2.01.03.01	Federal Tax Liabilities	225,610	335,395
2.01.03.01.01	Income and Social Contribution Tax Payable	81,706	132,077
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	5,939	67,524
2.01.03.01.03	Taxes Payable in Installments	137,965	135,794
2.01.03.02	State Tax Liabilities	21,835	29,987
2.01.03.03	Municipal Tax Liabilities	-	-
2.01.04	Loans and Financing	903,872	1,973,889
2.01.04.01	Loans and Financing	603,981	917,290
2.01.04.01.01	In Local Currency	435,866	754,137
2.01.04.01.02	In Foreign Currency	168,115	163,153
2.01.04.02	Debentures	274,509	1,028,475
2.01.04.03	Financing by Leasing	25,382	28,124
2.01.05	Other Liabilities	2,588,662	2,661,800
2.01.05.01	Related Parties	2,152,434	2,224,015
2.01.05.01.01	Debts with Associated Companies	2,471	6,180
2.01.05.01.02	Debts with Subsidiaries	2,149,534	2,217,835
2.01.05.01.03	Debts with Controlling Shareholders	387	-
2.01.05.01.04	Debts with Others Related Parties	42	-
2.01.05.02	Other	436,228	437,785
2.01.05.02.01	Dividends and Interest on Equity Payable	151,299	151,480
2.01.05.02.04	Utilities	7,060	6,667
2.01.05.02.05	Rent Payable	52,599	53,027
2.01.05.02.06	Advertisement Payable	34,825	39,723
2.01.05.02.07	Pass-through to Third Parties	7,212	8,799
2.01.05.02.08	Financing Related to Acquisition of Real Estate	35,161	36,161
2.01.05.02.09	Deferred revenue	10,001	-
2.01.05.02.11	Other Accounts Payable	138,071	141,928
2.01.06	Provisions	23,389	21,251
2.01.06.02	Other Provisions	23,389	21,251

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Individual Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03.31.2014	Previous Year 12.31.2013
2.02	Noncurrent Liabilities	5,222,609	4,708,275
2.02.01	Loans and Financing	3,647,214	3,142,472
2.02.01.01	Loans and Financing	1,528,369	1,018,920
2.02.01.01.01	In Local Currency	1,226,605	1,018,920
2.02.01.01.02	In Foreign Currency	301,764	-
2.02.01.02	Debentures	1,999,228	1,998,705
2.02.01.03	Financing by Leasing	119,617	124,847
2.02.02	Other Liabilities	1,018,541	1,039,851
2.02.02.02	Other	1,018,541	1,039,851
2.02.02.02.03	Taxes Payable by Installments	973,651	991,717
2.02.02.02.05	Financing related to acquisition of real estate	8,000	12,000
2.02.02.02.06	Other Accounts Payable	36,890	36,134
2.02.04	Provision for Contingencies	509,563	495,952
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	509,563	495,952
2.02.04.01.01	Tax Provisions	281,215	276,031
2.02.04.01.02	Social Security and Labor Provisions	153,235	149,196
2.02.04.01.04	Civil Provisions	75,113	70,725
2.02.06	Deferred revenue	47,291	30,000
2.02.06.02	Deferred revenue	47,291	30,000
2.03	Shareholders’ Equity	9,755,983	9,483,190
2.03.01	Paid-in Capital Stock	6,779,822	6,764,300
2.03.02	Capital Reserves	250,752	233,149
2.03.02.04	Granted Options	243,354	225,751
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	2,481,451	2,485,741
2.03.04.01	Legal Reserve	353,433	353,433
2.03.04.05	Retention of Profits Reserve	1,035,076	1,709,083
2.03.04.10	Expansion Reserve	1,134,627	460,557
2.03.04.12	Transactions with non-controlling interest	(41,685)	(37,332)
2.03.05	Retained Earnings/ Accumulated Losses	243,958	-

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Individual Quarterly Financial Information / Statement of Income

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
3.01	Net Sales from Goods and/or Services	5,371,320	5,144,007
3.02	Cost of Goods Sold and/or Services Sold	(3,964,295)	(3,744,468)
3.03	Gross Profit	1,407,025	1,399,539
3.04	Operating Income/Expenses	(981,804)	(998,692)
3.04.01	Selling Costs	(832,347)	(787,481)
3.04.02	General and Administrative	(136,056)	(163,885)
3.04.04	Other Operating Expense	(1,166)	(2,162)
3.04.04.01	Income Related to Fixed Assets	(1,166)	(2,162)
3.04.05	Other Operating Expenses	(135,544)	(119,427)
3.04.05.01	Depreciation/Amortization	(105,804)	(99,627)
3.04.05.03	Other Operating Expenses	(29,740)	(19,800)
3.04.06	Equity Pickup	123,309	74,263
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	425,221	400,847
3.06	Net Financial Expenses	(135,317)	(106,912)
3.06.01	Financial Revenue	60,733	63,434
3.06.02	Financial Expenses	(196,050)	(170,346)
3.07	Earnings Before Income and Social Contribution Taxes	289,904	293,935
3.08	Income and Social Contribution Taxes	(45,946)	(57,360)
3.08.01	Current	(44,382)	(52,228)
3.08.02	Deferred	(1,564)	(5,132)
3.09	Net Income from Continued Operations	243,958	236,575
3.11	Net Income for the Period	243,958	236,575
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.86759	0.84551
3.99.01.02	PN	0.95434	0.93005
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.86759	0.84551
3.99.02.02	PN	0.95208	0.92560

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Individual Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
4.01	Net income for the Period	243,958	236,575
4.03	Comprehensive Income for the Period	243,958	236,575

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Individual Quarterly Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
6.01	Net Cash Flow Operating Activities	(724,991)	(170,613)
6.01.01	Cash Provided by the Operations	407,467	407,058
6.01.01.01	Net Income for the Period	243,958	236,575
6.01.01.02	Deferred Income and Social Contribution Taxes	1,564	5,132
6.01.01.03	Results from Disposal of Fixed Assets	1,166	2,162
6.01.01.04	Depreciation/Amortization	115,786	108,586
6.01.01.05	Net Finance Results	149,573	123,332
6.01.01.06	Adjustment to Present Value	147	(347)
6.01.01.07	Equity Pickup	(123,309)	(74,263)
6.01.01.08	Provision for Contingencies	11,173	(7,717)
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	130	2,049
6.01.01.10	Share-based Payment	17,603	13,673
6.01.01.11	Allowance for doubtful accounts	(2,196)	1,095
6.01.01.13	Provision for Obsolescence/Shrinkage	(5,420)	(3,219)
6.01.01.14	Deferred Revenue	(2,708)	-
6.01.02	Changes in Assets and Liabilities	(1,132,458)	(577,671)
6.01.02.01	Accounts Receivable	71,478	(193,456)
6.01.02.02	Inventories	(322,558)	3,726
6.01.02.03	Recoverable Taxes	44,654	(24,638)
6.01.02.04	Other Assets	(78,433)	(61,182)
6.01.02.05	Related Parties	(123,241)	24,952
6.01.02.06	Restricted Deposits for Legal Proceeding	3,738	12,225
6.01.02.07	Trade Accounts Payable	(509,768)	(238,826)
6.01.02.08	Payroll Charges	(72,018)	(47,651)
6.01.02.09	Taxes and Social Contributions Payable	(154,412)	(6,626)
6.01.02.10	Contingencies	(8,659)	(5,902)
6.01.02.11	Other Accounts Payable	16,761	(40,293)
6.02	Net Cash Flow Investment Activities	(111,951)	(184,381)
6.02.01	Capital Increase/Decrease on Subsidiaries	(89)	(58,750)
6.02.02	Acquisition of Property and Equipment	(94,705)	(129,679)
6.02.03	Increase Intangible Assets	(19,192)	(6,906)
6.02.04	Sales of Property and Equipment	2,035	10,954
6.03	Net Cash Flow Financing Activities	(680,082)	(384,741)
6.03.01	Capital Increase/Decrease	15,522	1,088
6.03.02	Additions	330,027	-
6.03.03	Payments	(642,519)	(295,687)
6.03.04	Interest Paid	(378,578)	(90,130)
6.03.05	Payment of Dividends	(181)	(12)
6.03.06	Acquisition of Subsidiary	(4,353)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(1,517,024)	(739,735)
6.05.01	Cash and Cash Equivalents at the Beginning of Period	2,851,220	2,890,331
6.05.02	Cash and Cash Equivalents at the End of Period	1,334,196	2,150,596

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Individual Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 03/31/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Shareholders' Equity
5.01	Opening Balance	6,764,300	233,149	2,485,741	-	9,483,190
5.03	Restated Opening Balance	6,764,300	233,149	2,485,741	-	9,483,190
5.04	Capital Transactions with Shareholders	15,522	17,603	-	-	33,125
5.04.01	Capital Increases	15,522	-	-	-	15,522
5.04.03	Granted Options	-	17,603	-	-	17,603
5.05	Total Comprehensive Income	-	-	-	243,958	243,958
5.05.01	Net Income for the Period	-	-	-	243,958	243,958
5.06	Internal Changes of Shareholders’ Equity	-	-	(4,290)	-	(4,290)
5.06.04	Gain (Loss) in Equity Interest	-	-	61	-	61
5.06.05	Transactions with non-controlling interest			(4,351)		(4,351)
5.07	Closing Balance	6,779,822	250,752	2,481,451	243,958	9,755,983

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Individual Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2013 to 03/31/2013

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Shareholders' Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725
5.04	Capital Transactions with Shareholders	1,088	13,673	-	-	14,761
5.04.01	Capital Increases	1,088	-	-	-	1,088
5.04.03	Granted Options	-	13,673	-	-	13,673
5.05	Total Comprehensive Income	-	-	-	236,575	236,575
5.05.01	Net Income for the Period	-	-	-	236,575	236,575
5.06	Internal Changes of Shareholders’ Equity	-	-	(712)	-	(712)
5.06.04	Gain (Loss) in Equity Interest	-	-	(712)	-	(712)
5.07	Closing Balance	6,711,123	242,132	1,555,519	236,575	8,745,349

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Individual Quarterly Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
7.01	Revenues	5,843,522	5,671,521
7.01.01	Sales of Goods, Products and Services	5,815,577	5,657,764
7.01.02	Other Revenues	25,749	14,852
7.01.04	Allowance for/Reversal of Doubtful Accounts	2,196	(1,095)
7.02	Raw Materials Acquired from Third Parties	(4,599,239)	(4,378,119)
7.02.01	Costs of Products, Goods and Services Sold	(4,184,994)	(3,976,390)
7.02.02	Materials, Energy, Outsourced Services and Other	(414,245)	(401,729)
7.03	Gross Added Value	1,244,283	1,293,402
7.04	Retention	(115,786)	(108,586)
7.04.01	Depreciation and Amortization	(115,786)	(108,586)
7.05	Net Added Value Produced	1,128,497	1,184,816
7.06	Added Value Received in Transfer	184,042	137,697
7.06.01	Equity Pickup	123,309	74,263
7.06.02	Financial Revenue	60,733	63,434
7.07	Total Added Value to Distribute	1,312,539	1,322,513
7.08	Distribution of Added Value	1,312,539	1,322,513
7.08.01	Personnel	532,471	509,261
7.08.01.01	Direct Compensation	377,469	349,435
7.08.01.02	Benefits	116,140	119,622
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	36,517	32,420
7.08.01.04	Other	2,345	7,784
7.08.02	Taxes, Fees and Contributions	221,025	296,736
7.08.02.01	Federal	162,080	209,614
7.08.02.02	State	32,245	61,592
7.08.02.03	Municipal	26,700	25,530
7.08.03	Value Distributed to Providers of Capital	315,085	279,941
7.08.03.01	Interest	196,050	170,346
7.08.03.02	Rentals	119,035	109,595
7.08.04	Value Distributed to Shareholders	243,958	236,575
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	243,958	236,575

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03.31.2014	Previous Year 12.31.2013
1	Total Assets	35,957,879	38,008,352
1.01	Current Assets	16,381,858	18,609,735
1.01.01	Cash and Cash Equivalents	5,350,459	8,367,176
1.01.02	Financial Investments	23,622	24,453
1.01.02.01	Financial Investments Measured Fair Value	23,622	24,453
1.01.02.01.02	Marketable Securities	23,622	24,453
1.01.03	Accounts Receivable	2,645,119	2,743,033
1.01.03.01	Trade Accounts Receivable	2,410,014	2,515,666
1.01.03.02	Other Accounts Receivable	235,105	227,367
1.01.04	Inventories	7,166,107	6,381,544
1.01.06	Recoverable Taxes	760,494	907,983
1.01.06.01	Current Recoverable Taxes	760,494	907,983
1.01.07	Prepaid Expenses	288,787	92,279
1.01.08	Other Current Assets	147,270	93,267
1.01.08.01	Noncurrent Assets Held for Sales	40,752	39,133
1.01.08.03	Other	106,518	54,134
1.02	Noncurrent Assets	19,576,021	19,398,617
1.02.01	Long-term Assets	4,439,987	4,334,832
1.02.01.03	Accounts Receivable	757,372	744,834
1.02.01.03.01	Trade Accounts Receivable	102,907	114,899
1.02.01.03.02	Other Accounts Receivable	654,465	629,935
1.02.01.04	Inventories	172,280	172,280
1.02.01.06	Deferred Taxes	917,956	950,757
1.02.01.06.01	Deferred Income and Social Contribution Taxes	917,956	950,757
1.02.01.07	Prepaid Expenses	49,136	49,914
1.02.01.08	Receivables from Related Parties	166,781	172,836
1.02.01.08.01	Receivables from Associated Parties	24,776	683
1.02.01.08.03	Receivables from Controlling Shareholders	12	3,404
1.02.01.08.04	Receivables from Other Related Parties	141,993	168,749
1.02.01.09	Other Noncurrent Assets	2,376,462	2,244,211
1.02.01.09.04	Recoverable Taxes	1,532,090	1,429,021
1.02.01.09.05	Restricted Deposits for Legal Proceeding	844,372	815,190
1.02.02	Investments	330,953	309,528
1.02.02.01	Investments in Associates	330,953	309,528
1.02.02.01.01	Investments in Associates	330,953	309,528
1.02.03	Property and Equipment, net	9,106,657	9,053,600
1.02.03.01	In Use	8,877,791	8,747,479
1.02.03.02	Leased properties	90,851	97,161
1.02.03.03	In Progress	138,015	208,960
1.02.04	Intangible Assets	5,698,424	5,700,657
1.02.04.01	Intangible Assets	5,698,424	5,700,657
1.02.04.01.02	Intangible Assets	5,698,424	5,700,657

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Version: 1

Consolidated Quarterly Financial Information /Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03.31.2014	Previous Year 12.31.2013
2	Total Liabilities	35,957,879	38,008,352
2.01	Current Liabilities	14,294,663	17,012,754
2.01.01	Payroll and Related Charges	781,130	796,188
2.01.01.01	Payroll Liabilities	141,306	166,087
2.01.01.02	Social Security Liabilities	639,824	630,101
2.01.02	Trade Accounts Payable	7,004,765	8,547,544
2.01.02.01	Local Trade Accounts Payable	6,929,590	8,406,225
2.01.02.02	Foreign Trade Accounts Payable	75,175	141,319
2.01.03	Taxes and Contributions Payable	719,999	968,462
2.01.03.01	Federal Tax Liabilities	554,090	737,422
2.01.03.01.01	Income and Social Contribution Tax Payable	99,061	166,535
2.01.03.01.02	Other (PIS, COFINS, IOF, INSS, Funrural)	308,208	426,589
2.01.03.01.03	Taxes Payable in Installments	146,821	144,298
2.01.03.02	State Tax Liabilities	159,993	226,644
2.01.03.03	Municipal Tax Liabilities	5,916	4,396
2.01.04	Loans and Financing	4,259,191	5,171,418
2.01.04.01	Loans and Financing	3,520,897	3,870,195
2.01.04.01.01	In Local Currency	3,352,782	3,665,660
2.01.04.01.02	In Foreign Currency	168,115	204,535
2.01.04.02	Debentures	691,443	1,244,893
2.01.04.03	Financing by Leasing	46,851	56,330
2.01.05	Other Liabilities	1,506,189	1,507,891
2.01.05.01	Related Parties	24,515	32,621
2.01.05.01.01	Debts with Associated Companies	4,432	9,012
2.01.05.01.03	Debts with Controlling Shareholders	387	-
2.01.05.01.04	Debts with Others Related Parties	19,696	23,609
2.01.05.02	Other	1,481,674	1,475,270
2.01.05.02.01	Dividends and Interest on Equity Payable	151,654	151,835
2.01.05.02.04	Utilities	26,192	22,314
2.01.05.02.05	Rent Payable	70,056	112,439
2.01.05.02.06	Advertisement Payable	71,108	89,050
2.01.05.02.07	Pass-through to Third Parties	173,386	226,008
2.01.05.02.08	Financing Related to Acquisition of Real Estate	35,161	36,161
2.01.05.02.09	Deferred revenue	130,797	114,749
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	70,288	69,014
2.01.05.02.12	Other Accounts Payable	753,032	653,700
2.01.06	Provisions	23,389	21,251
2.01.06.02	Other Provisions	23,389	21,251
2.01.06.02.02	Provisions for Restructuring	23,389	21,251

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03.31.2014	Previous Year 12.31.2013
2.02	Noncurrent Liabilities	8,583,908	8,283,634
2.02.01	Loans and Financing	4,524,802	4,321,850
2.02.01.01	Loans and Financing	1,930,824	1,524,795
2.02.01.01.01	In Local Currency	1,629,060	1,524,795
2.02.01.01.02	In Foreign Currency	301,764	-
2.02.01.02	Debentures	2,399,144	2,598,544
2.02.01.03	Financing by Leasing	194,834	198,511
2.02.02	Other Liabilities	1,282,688	1,297,773
2.02.02.02	Other	1,282,688	1,297,773
2.02.02.02.03	Taxes Payable by Installments	1,054,493	1,072,849
2.02.02.02.04	Accounts Payable Related to Acquisition of Companies	112,868	107,790
2.02.02.02.05	Financing related to acquisition of real estate	8,000	12,000
2.02.02.02.06	Other Accounts Payable	107,327	105,134
2.02.03	Deferred taxes	1,061,359	1,060,852
2.02.03.01	Income and social taxes, deferred	1,061,359	1,060,852
2.02.04	Provision for Contingencies	1,200,719	1,147,522
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	1,200,719	1,147,522
2.02.04.01.01	Tax Provisions	685,749	674,898
2.02.04.01.02	Social Security and Labor Provisions	323,970	297,464
2.02.04.01.04	Civil Provisions	191,000	175,160
2.02.06	Deferred revenue	514,340	455,637
2.02.06.02	Deferred revenue	514,340	455,637
2.03	Shareholders’ Equity	13,079,308	12,711,964
2.03.01	Paid-in Capital Stock	6,779,822	6,764,300
2.03.02	Capital Reserves	250,752	233,149
2.03.02.04	Granted Options	243,354	225,751
2.03.02.07	Capital Reserve	7,398	7,398
2.03.04	Profit Reserves	2,481,451	2,485,741
2.03.04.01	Legal Reserve	353,433	353,433
2.03.04.05	Retention of Profits Reserve	1,035,076	1,709,083
2.03.04.10	Expansion Reserve	1,134,627	460,557
2.03.04.12	Transactions with non-controlling interest	(41,685)	(37,332)
2.03.05	Retained Earnings/ Accumulated Losses	243,958	-
2.03.09	Non-Controlling Interest	3,323,325	3,228,774

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information / Statement of Income

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
3.01	Net Sales from Goods and/or Services	14,972,273	13,382,864
3.02	Cost of Goods Sold and/or Services Sold	(11,249,821)	(9,900,675)
3.03	Gross Profit	3,722,452	3,482,189
3.04	Operating Income/Expenses	(2,889,946)	(2,833,429)
3.04.01	Selling Costs	(2,347,243)	(2,231,094)
3.04.02	General and Administrative	(345,515)	(402,738)
3.04.04	Other Operating Expense	(744)	5,849
3.04.04.01	Income Related to Fixed Assets	(907)	(5,064)
3.04.04.02	Other Operating Income	163	10,913
3.04.05	Other Operating Expenses	(218,126)	(214,301)
3.04.05.01	Depreciation/Amortization	(191,286)	(194,910)
3.04.05.03	Other Operating Expenses	(26,840)	(19,391)
3.04.06	Equity Pickup	21,682	8,855
3.05	Profit before Net Financial Expenses and Social Contribution Taxes	832,506	648,760
3.06	Net Financial Expenses	(339,020)	(254,355)
3.06.01	Financial Revenue	178,885	142,626
3.06.02	Financial Expenses	(517,905)	(396,981)
3.07	Earnings Before Income and Social Contribution Taxes	493,486	394,405
3.08	Income and Social Contribution Taxes	(155,049)	(119,137)
3.08.01	Current	(120,928)	(88,586)
3.08.02	Deferred	(34,121)	(30,551)
3.09	Net Income from Continued Operations	338,437	275,268
3.11	Net Income for the Period	338,437	275,268
3.11.01	Attributed to Partners of Parent Company	243,958	236,575
3.11.02	Attributed to Non-controlling Shareholders	94,479	38,693
3.99	Earnings per Share - (Reais/Share)
3.99.01	Earnings Basic per Share
3.99.01.01	ON	0.86759	0.84551
3.99.01.02	PN	0.95434	0.93005
3.99.02	Earnings Diluted per Share
3.99.02.01	ON	0.86759	0.84551
3.99.02.02	PN	0.95208	0.92560

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Comprehensive Income for the Period

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Previous Period 01/01/2013 to 03/31/2013
4.01	Net Income for the Period	338,437	275,268
4.03	Comprehensive Income for the Period	338,437	275,268
4.03.01	Attributed to Controlling Shareholders	243,958	236,575
4.03.02	Attributed to Non-Controlling Shareholders	94,479	38,693

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
6.01	Net Cash Flow Operating Activities	(1,812,027)	(284,373)
6.01.01	Cash Provided by the Operations	1,029,918	823,494
6.01.01.01	Net Income for the Period	338,437	275,268
6.01.01.02	Deferred Income and Social Contribution Taxes	34,121	30,551
6.01.01.03	Results from Disposal of Fixed Assets	907	5,064
6.01.01.04	Depreciation/Amortization	217,168	213,515
6.01.01.05	Net Finance Results	285,655	209,340
6.01.01.06	Adjustment to Present Value	215	957
6.01.01.07	Equity Pickup	(21,682)	(8,855)
6.01.01.08	Provision for Contingencies	42,731	12,755
6.01.01.09	Provision for Disposals and Impairment of Property and Equipment	73	2,816
6.01.01.10	Share-based Payment	17,603	13,673
6.01.01.11	Allowance for doubtful accounts	73,616	95,990
6.01.01.12	Net Gain (Loss) in Equity Interest Dilution	-	(575)
6.01.01.13	Provision for Obsolescence/Shrinkage	(3,810)	(9,514)
6.01.01.14	Deferred revenue	44,751	(17,491)
6.01.01.15	Other operation expenses	133	-
6.01.02	Changes in Assets and Liabilities	(2,841,945)	(1,107,867)
6.01.02.01	Accounts Receivable	36,290	(370,285)
6.01.02.02	Inventories	(780,753)	77,666
6.01.02.03	Recoverable Taxes	42,498	(19,793)
6.01.02.04	Other Assets	(274,470)	(121,619)
6.01.02.05	Related Parties	(2,051)	(21,752)
6.01.02.06	Restricted Deposits for Legal Proceeding	(22,988)	(2,667)
6.01.02.07	Trade Accounts Payable	(1,542,779)	(456,402)
6.01.02.08	Payroll Charges	(15,058)	(18,630)
6.01.02.09	Taxes and Social Contributions Payable	(286,663)	(106,804)
6.01.02.10	Contingencies	(22,466)	(9,674)
6.01.02.11	Other Accounts Payable	26,495	(57,907)
6.02	Net Cash Flow Investment Activities	(265,016)	(291,832)
6.02.03	Acquisition of Property and Equipment	(234,950)	(283,637)
6.02.04	Increase Intangible Assets	(41,050)	(23,908)
6.02.05	Sales of Property and Equipment	10,984	15,713
6.03	Net Cash Flow Financing Activities	(939,674)	(507,672)
6.03.01	Capital Increase/Decrease	15,522	1,088
6.03.02	Additions	1,535,634	1,121,077
6.03.03	Payments	(2,000,423)	(1,132,907)
6.03.04	Interest Paid	(485,872)	(496,918)
6.03.05	Payment of Dividends	(182)	(12)
6.03.06	Acquisition of Subsidiary	(4,353)	-
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(3,016,717)	(1,083,877)
6.05.01	Cash and Cash Equivalents at the Beginning of Period	8,367,176	7,086,251
6.05.02	Cash and Cash Equivalents at the End of Period	5,350,459	6,002,374

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2014 to 03/31/2014

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,764,300	233,149	2,485,741	-	9,483,190	3,228,774	12,711,964
5.03	Restated Opening Balance	6,764,300	233,149	2,485,741	-	9,483,190	3,228,774	12,711,964
5.04	Capital Transactions with Shareholders	15,522	17,603	-	-	33,125	-	33,125
5.04.01	Capital Increases	15,522	-	-	-	15,522	-	15,522
5.04.03	Granted Options	-	17,603	-	-	17,603	-	17,603
5.05	Total Comprehensive Income	-	-	-	243,958	243,958	94,479	338,437
5.05.01	Net Income for the Period	-	-	-	243,958	243,958	94,479	338,437
5.06	Internal Changes of Shareholders’ Equity	-	-	(4,290)	-	(4,290)	72	(4,218)
5.06.04	Gain (Loss) in Equity Interest	-	-	61	-	61	72	133
5.06.05	Transactions With Non-controlling Interest	-	-	(4,351)	-	(4,351)	-	(4,351)
5.07	Closing Balance	6,779,822	250,752	2,481,451	243,958	9,755,983	3,323,325	13,079,308

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

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Consolidated Quarterly Financial Information / Statement of Changes in Shareholders' Equity 01/01/2013 to 03/31/2013

R$ (in thousands)
Code	Description	Paid-in Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Accumulated Profit / Loss	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725	2,573,226	11,067,951
5.03	Restated Opening Balance	6,710,035	228,459	1,556,231	-	8,494,725	2,573,226	11,067,951
5.04	Capital Transactions with Shareholders	1,088	13,673	-	-	14,761	-	14,761
5.04.01	Capital Increases	1,088	-	-	-	1,088	-	1,088
5.04.03	Granted Options	-	13,673	-	-	13,673	-	13,673
5.05	Total Comprehensive Income	-	-	-	236,575	236,575	38,693	275,268
5.05.01	Net Income for the Period	-	-	-	236,575	236,575	38,693	275,268
5.06	Internal Changes of Shareholders’ Equity	-	-	(712)	-	(712)	136	(576)
5.06.04	Gain (Loss) in Equity Interest	-	-	(712)	-	(712)	136	(576)
5.07	Closing Balance	6,711,123	242,132	1,555,519	236,575	8,745,349	2,612,055	11,357,404

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Consolidated Quarterly Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	YTD Current Period 01/01/2014 to 03/31/2014	YTD Current Period 01/01/2013 to 03/31/2013
7.01	Revenues	16,534,479	14,918,586
7.01.01	Sales of Goods, Products and Services	16,597,919	14,984,340
7.01.02	Other Revenues	36,228	37,983
7.01.04	Allowance for/Reversal of Doubtful Accounts	(99,668)	(103,737)
7.02	Raw Materials Acquired from Third Parties	(12,457,113)	(11,593,863)
7.02.01	Costs of Products, Goods and Services Sold	(11,147,751)	(10,370,982)
7.02.02	Materials, Energy, Outsourced Services and Other	(1,309,362)	(1,222,881)
7.03	Gross Added Value	4,077,366	3,324,723
7.04	Retention	(217,168)	(213,515)
7.04.01	Depreciation and Amortization	(217,168)	(213,515)
7.05	Net Added Value Produced	3,860,198	3,111,208
7.06	Added Value Received in Transfer	200,567	151,481
7.06.01	Equity Pickup	21,682	8,855
7.06.02	Financial Revenue	178,885	142,626
7.07	Total Added Value to Distribute	4,060,765	3,262,689
7.08	Distribution of Added Value	4,060,765	3,262,689
7.08.01	Personnel	1,473,346	1,379,647
7.08.01.01	Direct Compensation	1,078,743	1,004,720
7.08.01.02	Benefits	254,496	241,571
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	105,971	91,384
7.08.01.04	Other	34,136	41,972
7.08.01.04.01	Interest	34,136	41,972
7.08.02	Taxes, Fees and Contributions	1,346,981	880,536
7.08.02.01	Federal	884,603	561,414
7.08.02.02	State	403,647	264,353
7.08.02.03	Municipal	58,731	54,769
7.08.03	Value Distributed to Providers of Capital	902,001	727,238
7.08.03.01	Interest	517,905	396,981
7.08.03.02	Rentals	384,096	330,257
7.08.04	Value Distributed to Shareholders	338,437	275,268
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	243,958	236,575
7.08.04.04	Non-controlling Interest in Retained Earnings	94,479	38,693

1Q14 Earnings Release

São Paulo, Brazil, April 29, 2014 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the first quarter of 2014. The comments refer to the consolidated results of the Group or of its business units.

GPA Consolidated

Gross revenue of R$16.597 billion, increasing 10.8%

Net Income advances 22.9% to R$338 million

  Gross revenue growth driven by the Company's accelerated organic expansion, with 124 stores opened in the last 12 months. On a same-store basis, gross sales revenue grew 6.3%, despite the negative calendar effect.
  EBITDA grew 21.7% to R$1.050 billion (EBITDA margin of 7.0%), driven by the stronger operations at Via Varejo and Nova Pontocom and negatively impacted by the Easter effect at GPA Food.

GPA Food

EBITDA up 3.2% to R$534 million, with EBITDA margin of 6.5%

  Gross revenue growth of 9.1% to R$8.893 billion, despite the calendar effects in the quarter, which had a negative impact of 240 basis points on same-store sales growth.
  Gross margin was adversely affected by the investments in competitiveness and the higher contribution from Assaí to sales at GPA Food. In the Multivarejo business unit, the reduction in gross margin is gradually being offset by operational efficiency gains;
  Operating expenses as a percentage of net sales decreased from 18.4% in 1Q13 to 17.3% in 1Q14;
  Net income of R$172 million, down 2.3% from 1Q13, mainly reflecting the fact that this year Easter fell in the second quarter.

Via Varejo and Nova Pontocom

EBITDA increases 49.6% to R$516 million, with EBITDA margin of 7.6%

  Gross sales revenue growth of 12.7% to R$7.704 billion;
  Operating expenses as a percentage of net sales decreased from 21.3% in 1Q13 to 18.9% in 1Q14, reflecting the efficiency gains captured at Via Varejo;
  Net income of R$167 million, up 67.8% from 1Q13.

	GPA Consolidated			GPA Food			GPA Non Food
(R$ million)(1)	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ

Gross Revenue	16,597	14,984	10.8%	8,893	8,149	9.1%	7,704	6,836	12.7%
Net Revenue	14,972	13,383	11.9%	8,222	7,383	11.4%	6,750	6,000	12.5%
Gross Profit	3,722	3,482	6.9%	1,942	1,869	3.9%	1,780	1,613	10.3%
Gross Margin	24.9%	26.0%	-110 bps	23.6%	25.3%	-170 bps	26.4%	26.9%	-50 bps
Total Operating Expenses	(2,699)	(2,639)	2.3%	(1,420)	(1,362)	4.3%	(1,279)	(1,277)	0.1%
% of Net Revenue	18.0%	19.7%	-170 bps	17.3%	18.4%	-110 bps	18.9%	21.3%	-240 bps
EBITDA (2)	1,050	862	21.7%	534	518	3.2%	516	345	49.6%
EBITDA Margin	7.0%	6.4%	60 bps	6.5%	7.0%	-50 bps	7.6%	5.7%	190 bps
Net Financial Revenue (Expenses)	(339)	(254)	33.3%	(132)	(108)	21.8%	(207)	(146)	41.8%
% of Net Revenue	2.3%	1.9%	40 bps	1.6%	1.5%	10 bps	3.1%	2.4%	70 bps
Company's Net Profit	338	275	22.9%	172	176	-2.3%	167	99	67.8%
Net Margin	2.3%	2.1%	20 bps	2.1%	2.4%	-30 bps	2.5%	1.7%	80 bps
(1) Totals and percentage changes are rounded off and all margins were calculated as percentage of net revenue.
(2) Earnings before interest, taxes, depreciation and amortization.

Sales Performance

	Gross Sales			Net Sales
(R$ million)	1Q14	1Q13	Δ	1Q14	1Q13	Δ
GPA Consolidated	16,597	14,984	10.8%	14,972	13,383	11.9%
GPA Food	8,893	8,149	9.1%	8,222	7,383	11.4%
Multivarejo (1)	6,922	6,722	3.0%	6,391	6,078	5.2%
Cash and Carry	1,972	1,427	38.2%	1,831	1,304	40.4%
Nova Pontocom	1,467	952	54.1%	1,308	857	52.6%
Via Varejo	6,237	5,884	6.0%	5,442	5,143	5.8%
(1) Food Retail (Extra and Pão de Açucar)

	'Same-store' Sales
	Gross Sales	Net Sales
	1Q14	1Q14
GPA Consolidated	6.3%	7.5%
By category
Food	3.0%	5.3%
Non-Food (1)	8.9%	9.2%
By business
GPA Food	2.6%	4.7%
Nova Pontocom	54.1%	52.6%
Via Varejo	3.6%	3.8%
(1) Includes non-food categories of Hypermarkets, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Gross sales revenue amounted to R$16.597 billion in the first quarter, increasing 10.8% on the prior-year period. One of the main factors contributing to this growth was the opening of 124 stores in the last 12 months, 21 of which were inaugurated in the first quarter of 2014.

The same-store sales growth of 6.3% was adversely affected by the calendar effect in the period.

Performance by category:

✓  Food: same-store sales growth of 3.0%, which was impacted by the calendar effect. Adjusted for this effect, same-store sales growth was 6.0%.

✓  Non-food: growth of 8.9%, with the highlight the electronics categories, particularly video, smartphones, air conditioners and fans. Sales growth in the e-commerce segment accelerated further from the growth rates recorded in prior periods.

GPA Food

✓  Gross sales revenue grew 9.1%, with 13 new stores opened in the period (6 Minimercados Extra, 2 Assaí and 3 Extra Hiper, as well as 2 drugstores).  Same-store sales growth stood at 2.6% and was adversely affected by the calendar effect. Adjusted for this effect, same-store sales grew 5.0% in the quarter.

✓ Assaí continued to post strong sales growth (38.2%), driven by solid same-store sales growth and the significant contribution from the expansion in the store network. Organic expansion remains the focus of the format, whose strategy centers on strengthening the banner nationwide. In the last 12 months, 13 new stores were opened, nine of which were inaugurated in four states in which the Group previously did not have operations.

✓ The Pão de Açúcar and Extra banners performed in line with the Company’s expectations and continued to capture market share gains. By category, the period highlights were the same-store sales performances in meat and poultry and in beverages. Certain categories, such as grocery and seafood, were adversely affected by Easter falling in the second quarter this year. Private-label brands continued to register robust growth to account already for over 9% of sales in the Multivarejo business unit.

✓ At the end of March, the Brazilian Supermarkets Association (ABRAS) reported data for 2013. The report shows that sales at GPA outperformed the overall industry, which reinforces the success of the competitiveness strategy implemented during the year.

Nova Pontocom

✓ Gross sales revenue in the quarter grew by 54.1%, supported by strong growth in customer traffic, better conversion rates and the higher contribution to sales by the marketplace business. Gross sales revenue growth was driven by the excellent moment for sales of smartphones, which surpassed the growth rate registered in 4Q13, and of air conditioners and fans, which were driven by the exceptionally hot weather in the first quarter.

Via Varejo

✓ Gross sales revenue amounted to R$6.237 billion, with same-store sales growth of 3.6% and total-store sales growth of 6.0%. Eight new stores were opened in the period, all under the Casas Bahia banner.

✓ Sales performance in the first quarter was in line with our expectations for the period, which was not marked by any significant sales event.

            Operating Performance

	GPA Consolidated
(R$ million)	1Q14	1Q13	Δ
Gross Revenue	16,597	14,984	10.8%
Net Revenue	14,972	13,383	11.9%
Gross Profit	3,722	3,482	6.9%
Gross Margin	24.9%	26.0%	-110 bps
Selling Expenses	(2,347)	(2,231)	5.2%
General and Administrative Expenses	(346)	(403)	-14.2%
Equity Income	22	9	144.8%
Other Operating Revenue (Expenses)	(28)	(14)	103.7%
Total Operating Expenses	(2,699)	(2,639)	2.3%
% of Net Revenue	18.0%	19.7%	-170 bps
Depreciation (Logistic)	26	19	39.1%
EBITDA	1,050	862	21.7%
EBITDA Margin	7.0%	6.4%	60 bps
Adjusted EBITDA (1)	1,077	876	23.0%
Adjusted EBITDA Margin	7.2%	6.5%	70 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

The Company’s gross margin contracted by 110 basis points, which is explained mainly by the higher share of Assaí and Nova Pontocom in the sales mix and by the ongoing investments made to boost sales competitiveness in the Multivarejo operation.

Selling expenses increased by 5.2%, a pace below that of revenue growth and inflation in the period. General and administrative expenses decreased by 14.2%, mainly due to the simplification of processes in the Multivarejo operation and the efficiency gains captured at Via Varejo. Selling, general and administrative expenses as a percentage of net sales decreased from 19.7% in 1Q13 to 18.0% in 1Q14.

EBITDA amounted to R$1.050 billion, increasing 21.7% on the prior-year period to outpace revenue growth. EBITDA margin was 7.0%, expanding 60 basis points from 1Q13, which is mainly explained by the margin gains at Via Varejo.

Multivarejo (Extra and Pão de Açúcar)

	Multivarejo

(R$ million)	1Q14	1Q13	Δ
Gross Revenue	6,922	6,722	3.0%
Net Revenue	6,391	6,078	5.2%
Gross Profit	1,700	1,694	0.3%
Gross Margin	26.6%	27.9%	-130 bps
Selling Expenses	(1,051)	(1,013)	3.7%
General and Administrative Expenses	(160)	(194)	-17.5%
Equity Income	15	7	114.3%
Other Operating Revenue (Expenses)	(35)	(23)	50.7%
Total Operating Expenses	(1,230)	(1,223)	0.6%
% of Net Revenue	19.2%	20.1%	-90 bps
Depreciation (Logistic)	11	10	10.7%
EBITDA	481	481	-0.1%
EBITDA Margin	7.5%	7.9%	-40 bps
Adjusted EBITDA (1)	516	505	2.2%
Adjusted EBITDA Margin	8.1%	8.3%	-20 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Gross margin in the Multivarejo business contracted by 130 basis points, reflecting the ongoing strategy to improve sales competitiveness, which is gradually being offset by the operational efficiency gains captured by the initiatives already implemented.

Selling expenses increased by 3.7%, lower than the inflation rate in the period. General and administrative expenses decreased by 17.5%, reflecting the greater discipline employed in the control of corporate expenses. Selling, general and administrative expenses as a percentage of net sales decreased from 19.9% in 1Q13 to 18.9% in 1Q14. Note that with Easter falling in the second quarter this year, fixed expenses were less diluted than in 1Q13. Excluding this effect, the reduction in expenses in the period would have been even stronger.

Despite the negative Easter effect, EBITDA reached the same level of R$481 million registered in 1Q13. EBITDA margin stood at 7.5%.

Cash and Carry (Assaí)

	Cash and Carry
(R$ million)	1Q14	1Q13	Δ
Gross Revenue	1,972	1,427	38.2%
Net Revenue	1,831	1,304	40.4%
Gross Profit	243	175	38.8%
Gross Margin	13.3%	13.4%	-10 bps
Selling Expenses	(170)	(123)	37.9%
General and Administrative Expenses	(20)	(16)	26.7%
Other Operating Revenue (Expenses)	(0)	0	-
Total Operating Expenses	(190)	(139)	36.8%
% of Net Revenue	10.4%	10.6%	-20 bps
Depreciation (Logistic)	0	0	-
EBITDA	53	36	47.1%
EBITDA Margin	2.9%	2.8%	10 bps

Gross sales revenue registered growth of 38.2% to R$1.972 billion, driven by solid same-store sales growth and the significant contribution from the expansion, with a total of 13 stores opened in the last 12 months.

Operating expenses as a percentage of net sales improved by 20 basis points in 1Q14 (10.4%) compared to 1Q13 (10.6%). The reduction was positively influenced by economies of scale resulting from the strategy to open stores in states in which the banner was already present.

EBITDA amounted to R$53 million, increasing by 47.1% on the prior-year period to outpace gross sales revenue growth in the quarter. EBITDA margin was 2.9%, expanding by 10 basis points from 1Q13.

In 2014, the banner will maintain its focus on expanding its national footprint through organic growth. In 1Q14, two stores were opened in states where the banner was already present and another 12 should be delivered by year-end.

Via Varejo and Nova Pontocom

	Via Varejo + Nova Pontocom
(R$ million)	1Q14	1Q13	Δ
Gross Revenue	7,704	6,836	12.7%
Net Revenue	6,750	6,000	12.5%
Gross Profit	1,780	1,613	10.3%
Gross Margin	26.4%	26.9%	-50 bps
Selling Expenses	(1,127)	(1,095)	2.9%
General and Administrative Expenses	(166)	(193)	-14.2%
Equity Income	6	2	275.8%
Other Operating Revenue (Expenses)	8	10	-21.2%
Total Operating Expenses	(1,279)	(1,277)	0.1%
% of Net Revenue	18.9%	21.3%	-240 bps
Depreciation (Logistic)	14	8	71.4%
EBITDA	516	345	49.6%
EBITDA Margin	7.6%	5.7%	190 bps
Adjusted EBITDA (1)	508	335	51.6%
Adjusted EBITDA Margin	7.5%	5.6%	190 bps
(1) Adjusted EBITDA by total "Other Operating Revenue (Expenses)", eliminating extraordinary Revenues and Expeneses.

Gross sales revenue at Via Varejo and Nova Pontocom grew by 12.7% to R$7.7 billion. This performance was driven by the e-commerce  business (Nova Pontocom), where growth accelerated from the pace of prior periods to reach 54.1% in the quarter. Gross margin declined 50 basis points due to the higher contribution made by Nova Pontocom to total sales.

Selling, general and administrative expenses as percentage of net sales improved by 240 basis points in 1Q14 (19.1%) compared to 1Q13 (21.5%), especially at Via Varejo, driven by the efficiency gains in logistics operations, reduction in corporate and IT expenses, among others.

EBITDA amounted to R$516 million, growing by 49.6% from 1Q13, while EBITDA margin improved from 5.7% to 7.6%. This improvement was supported primarily by lower operating expenses and by the efficiency gains captured in logistics costs and in assembly processes at Via Varejo. The operational improvement at Nova Pontocom also contributed to EBITDA margin expansion in the period.

Indebtedness

	GPA Consolidated
(R$ million)	03.31.2014	03.31.2013

Short Term Debt	(1,593)	(2,577)
Loans and Financing	(901)	(1,445)
Debentures	(691)	(1,132)
Long Term Debt	(4,399)	(5,008)
Loans and Financing	(2,000)	(2,014)
Debentures	(2,399)	(2,995)
Total Gross Debt	(5,992)	(7,586)
Cash	5,374	6,002
Net Cash (Debt)	(617)	(1,584)
EBITDA (1)	4,001	3,790
Net Debt / EBITDA(1)	0.15x	0.42x
Payment Book - Short Term	(2,667)	(2,470)
Payment Book - Long Term	(126)	(115)
Net Debt with payment book	(3,410)	(4,168)
Net Debt with Payment Book / EBITDA(1)	0.85x	1.10x
(1) EBITDA f or t he last 12 mont hs.

Net debt declined by R$966 million in relation to the balance at the end of March 2013, resulting in a deleverage in the quarter. This reduction is related to higher cash flow from operating activities (R$ 370 million), even with the negative effect from Easter; and the positive nonrecurring impact in cash position due to the public offering of Via Varejo’s shares, among others factors, in the amount of R$600 million. As a consequence, Net Debt/EBITDA ratio decreased from 0.42x to 0.15x.

Net debt including the payment book operation amounted to R$3.410 billion, a reduction of R$759 million compared to March 2013. Net Debt/EBITDA ratio considering the payment book operation ended the quarter at 0.85x, down significantly from the ratio at the end of 1Q13.

Financial Result

	GPA Consolidated
(R$ million)	1Q14	1Q13	Δ

Financial Revenue	179	143	25.4%
Financial Expenses	(518)	(397)	30.5%
Net Financial Revenue (Expenses)	(339)	(254)	33.3%
% of Net Revenue	2.3%	1.9%	40 bps
Charges on Net Bank Debt	(45)	(52)	-13.0%
Cost of Discount of Receivables of Payment Book	(81)	(61)	32.6%
Cost of Discount of Receivables of Credit Card	(183)	(120)	52.6%
Restatement of Other Assets and Liabilities	(30)	(22)	39.7%
Net Financial Revenue (Expenses)	(339)	(254)	33.3%

Net financial expenses were R$339 million, increasing 33.3% from 1Q13, below the cumulative increase of 48% of the CDI in the period. Net financial expenses as a percentage of net sales increased from 1.9% in 1Q13 to 2.3% in 1Q14.

The main variations in net financial (income) expenses were:

•         The reduction of R$7 million in net debt charges due to the lower debt position in the period;

•         The increase of R$20 million in the cost of sales of payment book receivables, which corresponded to 0.5% of net sales, the same ratio registered in 1Q13, despite the rise in interest rates between the periods;

•         The R$63 million increase in the cost of sales of credit card receivables, of which R$54 million was related to the interest rate hikes between 1Q13 and 1Q14, and R$9 million was related to the higher volume of receivables sold due to the higher revenue in the period.

Total sale of receivables (cards and payment books) increased approximately 17%, from R$7.6 billion in 1Q13 to R$8.9 billion in 1Q14, reflecting the revenue growth in all of the Company's business units.

Net Income

Net income amounted to R$338 million in 1Q14, increasing 22.9% on the prior-year period, with net margin of 2.3%. The result is explained by the sales revenue growth in the period, which was driven by the organic expansion in recent quarters, coupled with the significant improvement in selling, general and administrative expenses.

Simplified cash flow

	GPA Consolidated
(R$ million)	1Q14	1Q13

Cash Balance at beginning of period	8,367	7,086
Cash Flow from operating activities	(1,812)	(284)
EBITDA	1,050	862
Cost of Sale of Receivables	(263)	(181)
Working Capital	(2,287)	(749)
Assets and Liabilities Variation	(311)	(217)
Cash flow from investment activities	(265)	(292)
Net Investment	(265)	(292)
Aquisition and Others	-	-
Change on net cash after investments	(2,077)	(576)
Cash Flow from financing activities	(940)	(508)
Dividends payments and others	(0)	(0)
Net Proceeds	(939)	(508)
Change on net cash	(3,017)	(1,084)
Cash Balance at end of period	5,350	6,002

Net debt	(617)	(1,584)

On March 31, 2014, the cash position stood at R$5.350 billion, down R$3.017 billion from the start of the period, mainly due to the following reasons.

 Cash Flow from Operating Activities

•         The impact on cash flow in 1Q14 from the Easter calendar effect;

•         The consumption of R$2.287 billion in working capital resulting from the Easter calendar and World Cup effects that generated an increase in inventory levels from 53 days(1) in 1Q13 to 58 days(1) in 1Q14.

Cash Flow from Financing Activities

•         The payment of approximately R$814 million related to the debenture maturity (principal and interest), which contributed to reducing the debt balance in 1Q14.

(1) In days of COGS.

Capital Expenditure

	GPA Consolidated			GPA Food			Via Varejo + Nova Pontocom
(R$ million)	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ

New stores and land acquisition	107	200	-46.2%	83	185	-55.2%	24	15	66.9%
Store renovations and conversions	70	121	-42.0%	57	100	-43.0%	13	21	-37.0%
Infrastructure and Others	98	70	40.6%	61	39	54.0%	38	31	23.3%
Non-cash Effect
Financing and Leasing Assets	-	(83)	-	-	(83)	-	-	-	-
Total	276	308	-10.3%	200	241	-16.8%	76	67	13.5%

Consolidated capital expenditure amounted to R$276 million in 1Q14, of which R$200 million was invested in GPA Food and R$76 million was invested in Via Varejo and Nova Pontocom.

At GPA Food, 40% of capital expenditure was allocated to store openings and acquiring land, in line with the strategy to accelerate the organic growth of the business.

In 1Q14, a total of 13 new stores were delivered (6 Minimercado Extra, 3 Extra Híper, 2 Assaí and 2 drugstores). In addition to the stores at GPA Food, another 8 new stores were opened at Via Varejo in the period, all of which under the Casas Bahia banner.

Dividends

2013 Dividends

At the Annual and Extraordinary Shareholders' Meeting held on April 16, 2014, shareholders approved Management’s proposal for the distribution of dividends for the fiscal year ended December 31, 2013, in the total amount of R$250 million (R$250 million on December 31, 2012), which includes the prepaid dividends already declared. The amount corresponds to R$0.888957268 per common share and R$0.977852995 per preferred share.

Excluding the prepayment of quarterly interim dividends in 2013, the Company will pay within 60 days as from April 16, 2014, the date of the Annual and Extraordinary Shareholders’ Meeting, the amount of R$150.5 million, which corresponds to the remaining portion of dividends for 2013. The amount corresponds to R$0.535395 per common share and R$0.588935 per preferred share. Shareholders of record on April 16, 2014 will be entitled to the payment. As of April 17, 2014, the shares will trade ex-dividends until the payment date, which will be informed at an opportune time.

Proposed dividends

(R$ thousands)	2013

Consolidated net profit	1,396,207
Minority Interest - Noncontrolling	(343,712)
Net profit	1,052,495
Legal reserve	(52,624)
Dividends' base of calculation	999,871

Dividends policy	25%
Dividends proposed by management	249,968
Proposed dividends to prefered shareholders	146,688
Proposed dividends to common shareholders	97,472

(-) Interim dividends already paid (1)	99,419
Proposed dividend to be paid	150,549

Dividends per prefered share (R$)	0.588935
Dividends per common share (R$)	0.535395

(1)       The prepayment of dividends for 1Q13, 2Q13 and 3Q13 amounted to R$99.4 million and was effected on May 16, 2013, August 13, 2013 and November 7, 2013, respectively. The amount corresponded to R$0.118182 per common share and R$0.13 per preferred share.

1Q14 Dividends

In a meeting held on April 24, 2014, the Board of Directors approved the payment of interim dividends for 2014. The interim dividends per share in 2014 will be 7.7% higher than in the previous year. The Company has been increasing the amount of interim dividends paid each year, as the following table shows:

Interim dividends (R$)	2010	2011	2012	2013	2014	2014 x 2013
Preferred share/ ADR	0.08	0.09	0.11	0.13	0.14	7.7%
Common share	0.072727	0.081818	0.10	0.118182	0.127270	7.7%

The payment of interim dividends for the first quarter of 2014 will amount to R$35.8 million. Shareholders of record on May 5, 2014 will be entitled to the payment. As from May 6, 2014, the shares will trade ex-dividends until the payment date. The prepayment of dividends for 1Q14 will be effected on May 15, 2014.

Appendix I - Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units – food retail, cash and carry, electronics and home appliance retail (brick and mortar) and e-commerce – grouped as follows:

Same-store sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Growth and changes: The growth and changes presented in this document refer to variations in comparison with the same period of the previous year, except where stated otherwise.

EBITDA: As of 4Q12, the results of Equity Income and Other Operating Income (Expenses) were included together with Total Operating Expenses in the calculation of EBITDA. This means that the calculation of EBITDA complies with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012. As from 1Q13, the depreciation recognized in the cost of goods sold, which essentially consists of the depreciation of distribution centers, began to be specified in the calculation of EBITDA.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA.  Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as net income excluding Other Operating Income and Expenses and discounting the effects from Income and Social Contribution Taxes. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET
ASSETS
	GPA Consolidated			GPA Food
(R$ million)	03.31.2014	12.31.2013	03.31.2013	03.31.2014	12.31.2013	03.31.2013
Current Assets	16,382	18,610	15,886	6,930	8,447	7,772
Cash and Marketable Securities	5,374	8,392	6,002	2,431	4,362	3,553
Accounts Receivable	2,410	2,516	2,846	222	291	710
Credit Cards	189	276	755	76	127	545
Payment book	2,245	2,249	2,078	-	-	-
Sales Vouchers and Others	167	201	185	111	149	141
Allowance for Doubtful Accounts	(227)	(229)	(197)	(1)	(3)	(0)
Resulting from Commercial Agreements	36	18	25	36	18	25
Inventories	7,166	6,382	5,676	3,785	3,424	3,041
Recoverable Taxes	760	908	834	149	191	239
Noncurrent Assets for Sale	41	39	-	24	24	-
Expenses in Advance and Other Accounts Receivables	630	374	527	320	155	228
Noncurrent Assets	19,576	19,399	18,352	15,266	15,198	15,116
Long-Term Assets	4,440	4,335	4,733	2,425	2,401	2,759
Accounts Receivables	103	115	98	-	-	-
Payment Book	112	125	106	-	-	-
Allowance for Doubtful Accounts	(9)	(10)	(8)	-	-	-
Inventories	172	172	172	172	172	172
Recoverable Taxes	1,532	1,429	1,280	382	380	265
Financial Instruments	-	-	360	-	-	360
Deferred Income Tax and Social Contribution	918	951	1,047	358	364	381
Amounts Receivable from Related Parties	167	173	187	306	299	216
Judicial Deposits	844	815	968	530	536	769
Expenses in Advance and Others	704	680	621	676	650	597
Investments	331	310	371	223	208	277
Property and Equipment	9,107	9,054	8,295	7,866	7,826	7,260
Intangible Assets	5,698	5,701	4,953	4,752	4,763	4,820
TOTAL ASSETS	35,958	38,008	34,238	22,196	23,645	22,888

LIABILITIES
	GPA Consolidated			GPA Food
	03.31.2014	12.31.2013	03.31.2013	03.31.2014	12.31.2013	03.31.2013
Current Liabilities	14,295	17,013	13,675	5,856	7,984	6,984
Suppliers	7,005	8,548	5,769	3,019	3,942	2,874
Loans and Financing	901	1,200	1,445	838	1,087	1,226
Payment Book (CDCI)	2,667	2,726	2,470	-	-	-
Debentures	691	1,245	1,132	275	1,028	1,014
Payroll and Related Charges	781	796	710	388	462	355
Taxes and Social Contribution Payable	720	968	725	293	422	324
Dividends Proposed	152	152	169	151	151	166
Financing for Purchase of Fixed Assets	35	36	105	35	36	105
Rents	70	112	49	70	74	49
Acquisition of Companies	70	69	68	70	69	68
Debt with Related Parties	25	33	78	361	373	400
Advertisement	71	89	84	35	40	44
Provision for Restructuring	23	21	20	23	21	20
Advanced Revenue	131	115	90	35	37	11
Others	953	902	762	261	239	328
Long-Term Liabilities	8,584	8,284	9,205	7,058	6,579	7,641
Loans and Financing	2,000	1,583	2,014	1,840	1,411	1,994
Payment Book (CDCI)	126	141	115	-	-	-
Debentures	2,399	2,599	2,995	1,999	1,999	2,195
Financing for Purchase of Assets	8	12	-	8	12	-
Acquisition of Companies	113	108	158	113	108	158
Deferred Income Tax and Social Contribution	1,061	1,061	1,136	1,058	1,058	1,133
Tax Installments	1,054	1,073	1,185	1,015	1,033	1,144
Provision for Contingencies	1,201	1,148	795	798	775	628
Advanced Revenue	514	456	454	120	80	37
Others	107	105	354	107	104	353
Shareholders' Equity	13,079	12,712	11,357	9,283	9,082	8,262
Capital	6,780	6,764	6,711	5,125	5,175	5,077
Capital Reserves	251	233	242	251	233	242
Profit Reserves	2,725	2,486	1,792	2,725	2,486	1,792
Minority Interest	3,323	3,229	2,612	1,182	1,188	1,151
TOTAL LIABILITIES	35,958	38,008	34,238	22,196	23,645	22,888

	INCOME STATEMENT

	GPA Consolidated			GPA Food			Food Retail			Cash and Carry			Via Varejo + Nova Pontocom

R$ - Million	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ	1Q14	1Q13	Δ
Gross Revenue	16,597	14,984	10.8%	8,893	8,149	9.1%	6,922	6,722	3.0%	1,972	1,427	38.2%	7,704	6,836	12.7%
Net Revenue	14,972	13,383	11.9%	8,222	7,383	11.4%	6,391	6,078	5.2%	1,831	1,304	40.4%	6,750	6,000	12.5%
Cost of Goods Sold	(11,224)	(9,882)	13.6%	(6,268)	(5,503)	13.9%	(4,680)	(4,374)	7.0%	(1,588)	(1,129)	40.6%	(4,956)	(4,379)	13.2%
Depreciation (Logistic)	(26)	(19)	39.1%	(12)	(10)	13.7%	(11)	(10)	10.7%	(0)	(0)	-	(14)	(8)	71.4%
Gross Profit	3,722	3,482	6.9%	1,942	1,869	3.9%	1,700	1,694	0.3%	243	175	38.8%	1,780	1,613	10.3%
Selling Expenses	(2,347)	(2,231)	5.2%	(1,221)	(1,136)	7.4%	(1,051)	(1,013)	3.7%	(170)	(123)	37.9%	(1,127)	(1,095)	2.9%
General and Administrative Expenses	(346)	(403)	-14.2%	(180)	(210)	-14.2%	(160)	(194)	-17.5%	(20)	(16)	26.7%	(166)	(193)	-14.2%
Equity Income	22	9	144.8%	15	7	114.3%	15	7	114.3%	-	-	-	6	2	275.8%
Other Operating Revenue (Expenses)	(28)	(14)	103.7%	(35)	(23)	52.1%	(35)	(23)	50.7%	(0)	0	-	8	10	-21.2%
Total Operating Expenses	(2,699)	(2,639)	2.3%	(1,420)	(1,362)	4.3%	(1,230)	(1,223)	0.6%	(190)	(139)	36.8%	(1,279)	(1,277)	0.1%
Depreciation and Amortization	(191)	(195)	-1.9%	(154)	(160)	-3.8%	(136)	(148)	-8.2%	(18)	(12)	48.1%	(37)	(35)	7.3%
Earnings before interest and Taxes - EBIT	833	649	28.3%	368	347	6.1%	334	323	3.2%	35	24	45.4%	464	302	53.8%
Financial Revenue	179	143	25.4%	102	95	7.9%	97	89	9.6%	5	6	-18.7%	87	53	62.8%
Financial Expenses	(518)	(397)	30.5%	(234)	(203)	15.3%	(217)	(193)	12.5%	(17)	(10)	70.3%	(294)	(199)	47.4%
Net Financial Revenue (Expenses)	(339)	(254)	33.3%	(132)	(108)	21.8%	(119)	(104)	15.0%	(12)	(4)	185.6%	(207)	(146)	41.8%
Income Before Income Tax	493	394	25.1%	237	239	-1.0%	214	219	-2.3%	22	19	14.2%	257	156	65.2%
Income Tax	(155)	(119)	30.1%	(65)	(63)	2.8%	(57)	(56)	2.1%	(8)	(7)	8.4%	(90)	(56)	60.7%
Net Income - Company	338	275	22.9%	172	176	-2.3%	157	164	-3.8%	14	12	17.5%	167	99	67.8%
Minority Interest - Noncontrolling	94	39	144.2%	(6)	(11)	-45.6%	(6)	(11)	-45.6%	-	-	-	101	50	101.9%
Net Income - Controlling Shareholders (1)	244	237	3.1%	178	187	-4.9%	163	175	-6.5%	14	12	17.5%	66	49	33.5%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,050	862	21.7%	534	518	3.2%	481	481	-0.1%	53	36	47.1%	516	345	49.6%
Adjusted EBITDA (2)	1,077	876	23.0%	569	541	5.3%	516	505	2.2%	53	36	48.0%	508	335	51.6%

% of Net Revenue	GPA Consolidated			GPA Food			Food Retail			Cash and Carry			Via Varejo + Nova Pontocom
	1Q14	1Q13		1Q14	1Q13		1Q14	1Q13		1Q14	1Q13		1Q14	1Q13
Gross Profit	24.9%	26.0%		23.6%	25.3%		26.6%	27.9%		13.3%	13.4%		26.4%	26.9%
Selling Expenses	15.7%	16.7%		14.8%	15.4%		16.4%	16.7%		9.3%	9.4%		16.7%	18.2%
General and Administrative Expenses	2.3%	3.0%		2.2%	2.8%		2.5%	3.2%		1.1%	1.2%		2.5%	3.2%
Equity Income	0.1%	0.1%		0.2%	0.1%		0.2%	0.1%		0.0%	0.0%		0.1%	0.0%
Other Operating Revenue (Expenses)	0.2%	0.1%		0.4%	0.3%		0.5%	0.4%		0.0%	0.0%		0.1%	0.2%
Total Operating Expenses	18.0%	19.7%		17.3%	18.4%		19.2%	20.1%		10.4%	10.6%		18.9%	21.3%
Depreciation and Amortization	1.3%	1.5%		1.9%	2.2%		2.1%	2.4%		1.0%	0.9%		0.6%	0.6%
EBIT	5.6%	4.8%		4.5%	4.7%		5.2%	5.3%		1.9%	1.8%		6.9%	5.0%
Net Financial Revenue (Expenses)	2.3%	1.9%		1.6%	1.5%		1.9%	1.7%		0.7%	0.3%		3.1%	2.4%
Income Before Income Tax	3.3%	2.9%		2.9%	3.2%		3.4%	3.6%		1.2%	1.5%		3.8%	2.6%
Income Tax	1.0%	0.9%		0.8%	0.9%		0.9%	0.9%		0.4%	0.5%		1.3%	0.9%
Net Income - Company	2.3%	2.1%		2.1%	2.4%		2.5%	2.7%		0.8%	0.9%		2.5%	1.7%
Minority Interest - noncontrolling	0.6%	0.3%		0.1%	0.2%		0.1%	0.2%		0.0%	0.0%		1.5%	0.8%
Net Income - Controlling Shareholders(1)	1.6%	1.8%		2.2%	2.5%		2.6%	2.9%		0.8%	0.9%		1.0%	0.8%
EBITDA	7.0%	6.4%		6.5%	7.0%		7.5%	7.9%		2.9%	2.8%		7.6%	5.7%
Adjusted EBITDA (2)	7.2%	6.5%		6.9%	7.3%		8.1%	8.3%		2.9%	2.8%		7.5%	5.6%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	GPA Consolidated
	03.31.2014	03.31.2013
Net Income for the period	338	275
Adjustment for Reconciliation of Net Income
Deferred Income Tax	34	31
Gain on disposal of fixed assets	1	5
Depreciation and Amortization	217	214
Interests and Exchange Variation	286	209
Adjustment to Present Value	0	1
Equity Income	(22)	(9)
Provision for Contingencies	43	13
Provision for low and losses of fixed assets	0	3
Share-Based Compensation	18	14
Allowance for Doubtful Accounts	74	96
Net profit/loss on shareholder interest	(4)	(10)
Net gains (losses) resulting from dilution of equity interest	-	(1)
Swap revenue	45	(17)
Deferred Revenue	0	-
	1,030	823
Asset (Increase) Decreases
Accounts Receivable	36	(370)
Inventories	(781)	78
Taxes recoverable	42	(20)
Related Parties	(2)	(22)
Other assets	-	-
Judicial Deposits	(23)	(3)
	(727)	(337)
Liability (Increase) Decrease
Suppliers	(1,543)	(456)
Payroll and Charges	(15)	(19)
Taxes and Social Contribuitions Payable	(287)	(107)
Legal proceedings	(22)	(10)
Taxes and Contribuitions	(248)	(180)
	(2,115)	(771)
Net cash generated from (used in) operating activities	(1,812)	(284)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	GPA Consolidated
(R$ million)	03.31.2014	03.31.2013

Acquisition of Property and Equipment	(235)	(284)
Increase Intangible Assets	(41)	(24)
Sales of Property and Equipment	11	16

Net cash flow investment activities	(265)	(292)

Cash flow from financing activities
Increase (Decrease) of Capital	16	1
Companies Acquisition	(4)	-
Funding and Refinancing	1,536	1,121
Payments	(2,000)	(1,133)
Interest Paid	(486)	(497)
Dividend Payments	(0)	(0)

Net Cash Generated from (used in) Financing Activities	(940)	(508)

Cash and cash equivalents at the beginning of the year	8,367	7,086
Cash and cash equivalents at the end of the year	5,350	6,002
Change in cash and cash equivalents	(3,017)	(1,084)

	BREAKDOWN OF GROSS SALES BY BUSINESS

(R$ million)	1Q14%		1Q13%		Δ

Pão de Açucar (1)	1,619	9.8%	1,509	10.1%	7.3%
Extra Hiper	3,481	21.0%	3,511	23.4%	-0.9%
Minimercado Extra	150	0.9%	92	0.6%	62.7%
Extra Supermercado	1,261	7.6%	1,235	8.2%	2.0%
Assaí	1,972	11.9%	1,427	9.5%	38.2%
Others Business (2)	411	2.5%	374	2.5%	9.8%
GPA Food	8,893	53.6%	8,149	54.4%	9.1%
Pontofrio	1,502	9.1%	1,483	9.9%	1.3%
Casas Bahia	4,735	28.5%	4,401	29.4%	7.6%
Nova Pontocom	1,467	8.8%	952	6.4%	54.1%
Via Varejo + Nova Pontocom	7,704	46.4%	6,836	45.6%	12.7%
GPA Consolidated	16,597	100.0%	14,984	100.0%	10.8%
(1) Includes Delivery sales.
(2) Includes Gas Station and Drugstores sales.

	BREAKDOWN OF NET SALES BY BUSINESS

(R$ million)	1Q14%		1Q13%		Δ

Pão de Açucar (1)	1,489	9.9%	1,360	10.2%	9.5%
Extra Hiper	3,163	21.1%	3,128	23.4%	1.1%
Minimercado Extra	142	0.9%	86	0.6%	64.9%
Extra Supermercado	1,189	7.9%	1,134	8.5%	4.8%
Assaí	1,831	12.2%	1,304	9.7%	40.4%
Others Business (2)	408	2.7%	370	2.8%	10.1%
GPA Food	8,222	54.9%	7,383	55.2%	11.4%
Pontofrio	1,310	8.7%	1,289	9.6%	1.6%
Casas Bahia	4,132	27.6%	3,855	28.8%	7.2%
Nova Pontocom	1,308	8.7%	857	6.4%	52.6%
Via Varejo + Nova Pontocom	6,750	45.1%	6,000	44.8%	12.5%
GPA Consolidated	14,972	100.0%	13,383	100.0%	11.9%
(1) Includes Delivery sales.
(2) Includes Gas Station and Drugstores sales.

SALES BREAKDOWN (% of Net Sales)

	GPA Consolidated		GPA Food
	1Q14	1Q13	1Q14	1Q13

Cash	42.7%	42.9%	53.5%	53.7%
Credit Card	47.6%	47.4%	38.1%	38.2%
Food Voucher	4.6%	4.4%	8.4%	8.0%
Credit	5.1%	5.3%	0.0%	0.1%
Post-Dated Checks	0.0%	0.0%	0.0%	0.1%
Payment Book	5.0%	5.3%	-	-

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2013	Opened	Closed	03/31/2014

Pão de Açúcar	168	-	2	166
Extra Hiper	138	3	-	141
Extra Supermercado	213	-	-	213
Minimercado Extra	164	6	2	168
Assaí	75	2	-	77
Other Business	242	2	2	242
Gas Station	85	-	2	83
Drugstores	157	2	-	159
GPA Food	1,000	13	6	1,007
Pontofrio	397	-	4	393
Casas Bahia	602	8	2	608
GPA Consolidated	1,999	21	12	2,008

Sales Area ('000 m2 )
GPA Food	1,670			1,694
GPA Consolidated	2,753			2,781

# of employees ('000)	156			157

1Q14 Results Conference Call and Webcast

Wednesday, April 30, 2014

11:00 a.m. (Brasília time) | 10:00 a.m. (NY) | 3:00 p.m. (London)

Conference call in Portuguese (original language)

55 11 2188-0155

Conference call in English (simultaneous translation)

1 646 843-6054

Webcast: http://www.gpari.com.br

Replay

55 (11) 2188-0155

Access code for Portuguese audio: GPA

Access code for English audio: GPA

http://www.gpari.com.br

Contacts

Media Relations - GPA

Tel: 55 (11) 3886-3666

imprensa@grupopaodeacucar.com.br

Media Relations - Via Varejo

Tel: 55 (11) 4225-9228

imprensa@viavarejo.com.br

Social Media News Room

http://imprensa.grupopaodeacucar.com.br/category/gpa/

Twitter - Media

@imprensagpa

Investor Relations

GPA

Tel: 55 (11) 3886-0421

Fax: 55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

Via Varejo

Tel: 55 (11) 4225-9516

Fax: 55 (11) 4225-9596

ri@viavarejo.com.br

www.viavarejo.com.br/ri

Casa do Cliente - Customer Service Pão de Açúcar: 0800-7732732/Extra: 0800-115060 Ponto Frio: 55 (11) 4002-3388/Casas Bahia: 55 (11) 3003-8889

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the first quarter of 2014 (1Q14), except where stated otherwise, with comparisons in relation to the prior-year period

Any and all non-accounting information or information based on non-accounting figures have not been reviewed by the independent auditors.

The calculation of "EBITDA" is based on earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and that did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the headline IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA inflation in the 12 months ended March 2014 was 6.15%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it maintains a head office in the city and operations in 19 Brazilian states and the Federal District of Brasília. With a strategy of focusing its decisions on the customer and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into four business units: Multivarejo, which operates the supermarket, hypermarket and neighborhood store formats as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners, as well as GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; Assaí, which operates in the cash and carry store segment; Via Varejo, with brick and mortar electronics and home appliance stores under the Casas Bahia and Pontofrio banners; and Nova Pontocom, with e-commerce operations through the sites pontofrio.com, casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and eHub.com.br.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company", “CBD” or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Conviva” which is the neighborhood’s mall brand. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 156 thousand employees, 2,008 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 58 distribution centers located in 15 states and Federal District at March 31, 2014. The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”, The Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes") that is a controlled of Casino Guichard Perrachon (“Casino”).

Corporate information about Morzan Empreendimentos e Participações Ltda.(“Morzan”) arbitration, appraisal of the net assets of the Association between CBD and Casas Bahia Comercial Ltda. (“CB”), acquisition of interest in Nova Pontocom Comércio Eletrônico S.A (“Nova Pontocom”) and acquisition of Indústria de Móveis Bartira Ltda. (“Bartira”), did not have any modification and were presented in the annual financial statements of 2013, in note 1.

      a)   Performance Commitment Agreement

Via Varejo S.A (“Via Varejo”), the Company, Casas Bahia and the Brazilian antitrust agency ("CADE") entered into the Performance Commitment Agreement ("TCD"), for the approval of the Partnership Agreement concluded between the Company and CB at December 4, 2009 and amended at July 1, 2010, which aims to establish actions that:

(i)   prevent the unification of operations involving substantial elimination of competition;

(ii)  ensure conditions for the existence of effective competition in the markets affected by the transaction;

(iii)   ensure conditions for fast and efficient entry of competitors in these markets;

(iv)   ensure that the benefits of the partnership are distributed fairly among the participants on the one hand, and final consumers, on the other, those specific markets.

In order to fulfill the objectives of the TCD, Via Varejo and its shareholders have a primary obligation to sell 74 stores, located in 54 municipal regions distributed in six States and the Federal District, which together accounted for approximately 3% of consolidated gross sales of Via Varejo at March 31.

Until the approval date of these quartely financial information, a total of 42 stores were sold and the precedent conditions set forth in the agreement defined at the TCD has not been approved by CADE and may impact the sale amount of the remaining stores. Thus, a provision of R$25,567 for the 32 stores not yet sold was recorded, which covers their fixed assets and the penalty that may be imposed to the Company by CADE if they are not sold.

CADE has inspected the obligations of the TCD, being the Company subject to present data and information that the authority considers necessary.

2.       Basis of preparation

The consolidated quarterly financial information were prepared of according to the technical pronouncement IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21(R1) - Interim Financial Reporting, issued by Comitê de Pronunciamentos Contábeis (“CPC”) and, approved by Brazilian Securities and Exchange Commission (“CVM”).

The individual quarterly financial information were prepared of according to the technical pronouncement CPC 21 (R1) approved by CVM and are presented in conjunction with consolidated quarterly financial information.

The quarterly financial information, of the parent company and consolidated are also being presented in accordance with regulations issued by the CVM, aplicable to the preparation of quarterly information.

In the case of GPA, the accounting practices adopted in Brazil applicable to the individual financial statements differ from IFRS applicable to separate financial statements only for the valuation of investments by the equity method in subsidiaries, joint ventures and associates, whereas under IFRS standards would be at cost or fair value.

The quarterly financial information, individual and consolidated, were prepared considering historical cost as basis for the amounts recorded and adjusted to fair value of financial assets and liabilities (including derivative instruments) measured at fair value through profit and loss.

The Company made certain reclassifications in the statements of income, cash flows and value added for the three-month period ended March 31, 2014, presented for comparative purposes, in order to adapt them to the presentation criteria adopted in the current quarter. The reclassification performed were:

a)     Statement of income: reclassification from operational expenses to cost of goods sold, in the amount of R$53,215 (consolidated);

b)    Statement of cash flows: reclassification from the account “accounts receivable” in the amount of R$89,419 (consolidated), to the account “allowance for doubtful accounts”, without net effect in cash flow from operating activities;

c)     Statement of value added: reclassification from cost of goods sold to taxes, fees and contributions in the amount of R$414,948 (consolidated)

In cases when did not occur significant changes in the nature of the balances or Company´s accounting policies, the details disclosed in the annual financial statements as of December 31, 2013, were not fully disclosed in this quarterly financial information. Therefore, this quarterly financial information should be read in conjunction with the financial statements disclosed on February 14, 2014.

The quarterly financial information for the three-month period ended March 31, 2014 was approved by the Board of Directors at April 24, 2014.

3.     Basis for consolidation

The basis of consolidation did not have any modification and was presented in the annual financial statements of 2013, in note 3.

a)   Interest in subsidiaries and associated companies.

	Investment interest - %
	03.31.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercados Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda. ( GPA Logística e Transporte Ltda )	100.00	-	99.99	0.01
ECQD Participações Ltda.	100.00		100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	43.35
Via Varejo S.A..(“Via Varejo”)	43.35	-	43.35	-
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35		43.35
Globex Administração e Serviços Ltda. (“GAS”)	-	43.35	-	43.35

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

a)   Interest in subsidiaries, associated companies and joint operations – Continued

	03.31.2014		12.31.2013
Companies	Company	Indirect interest	Company	Indirect interest

Ponto Frio Adm. e Importação de Bens Ltda.	-	43.34	-	43.34
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	43.35	-	43.35
Globex Adm. Consórcio Ltda.	-	43.35	-	43.35
PontoCred Negócio de Varejo Ltda.	-	43.35	-	43.35
Nova Extra Eletro Comercial Ltda (Átino Comunicação Ltda)	-	-	0.10	43.31
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)(*)	47.43	23.99	47.43	23.99
E-Hub Consult. Particip. e Com. S.A.	-	71.42	-	71.42
Nova Experiência Pontocom S.A.	-	71.42	-	71.42
Sabara S.A	-	43.35	-	43.35
Casa Bahia Contact Center Ltda.	-	43.35	-	43.35

Associated companies
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda.	-	41.93	-	41.93

(*) Excluding Treasury shares.

All interests were calculated considering the percentages held by CBD or its subsidiaries. Except in cases in which CBD and its subsidiaries hold 100% of shareholders’ equity, the consolidation, being integral, does not reflect these percentages.

b)   Associates - BINV and FIC

The Company’s investments FIC and BINV are accounted for under the equity method because these are entities over which the Company exercises significant influence, but not control, since (a) is a party of shareholders’ agreement, indicating a portion of the directors and having the right to veto certain relevant decisions, (b) although the operation and financial decisions of BINV and FIC belongs to Banco Itaú Unibanco S.A (“Itaú Unibanco”).

3.     Basis for consolidation – Continued

FIC’s summarized interim financial information is as follows:

	Consolidated
	03.31.2014	12.31.2013

Current assets	3,500,558	3,521,684
Noncurrent assets	21,416	32,209
Total assets	3,521,974	3,553,893

Current liabilities	2,755,310	2,826,367
Noncurrent liabilities	21,109	23,192
Shareholders	745,555	704,434
Total liabilities and equity	3,521,974	3,553,893

Income statement:	03.31.2014	03.31.2013
Revenues	241,122	203,123
Operating income	76,150	12,997
Profit for the year	41,224	6,783

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

4.     Significant accounting policies

The main accounting policies adopted by the Company in the preparation of individual and consolidated quarterly financial information, are consistent with those adopted and disclosed in Note 4 of the financial statements for the year ended December 31, 2013, disclosed on February 14, 2014 and therefore should be read together.

5.     Adoption of new standards issued but not yet effective.

       a) Tax legislation

Provisional Measure 627/13 - in November 2013, the Provisional Measure - MP 627 was issued, introducing changes in the tax rules and eliminating the Transitional Tax System (“RTT”). The Company, supported by its external advisors, analyzed the provisions of this MP, the implications of early option exercise and the impacts in quarterly financial information March 31, 2014, concluding that there are no material effects to be recorded.This analysis should be reviewed by the management when enacted the Law, since there may be adjustments or changes in final wording.

b) Accounting Standards

It does not exists other standards and interpretations issued by IASB and CPC but not adopted that could, in management´s opinion, have significant impact in the income statement for the period or in the shareholders´ equity. Additionally, there are no significant impacts in the quarterly financial information in relation to the adoption of new standards, changes or interpretations of standards issued by IASB with mandatory application after January 1, 2014, as disclosed in the note 5 of the financial statements for the year ended December 31, 2013.

6.    Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the individual and consolidated quarterly financial information requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the period; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods,

The significant assumptions and estimates for quartely financial information for the three-month period ended March 31, 2014 were the same as those adopted in the consolidated and individual financial statements for the year ended December 31, 2013, presented on February 14, 2014, and therefore, should be read together, except for the impairment test, which was not performed for this quarter, as described in notes 15 and 16.

7.   Cash and cash equivalents

The information of cash and cash equivalentes was presented in the annual financial statements of 2013, in note 7.

		Parent Company		Consolidated
	Rate (*)	3.31.2014	12.31.2013	3.31.2014	12.31.2013

Cash on hand and bank accounts		57,343	115,112	253,519	343,114

Financial investments:
Itaú BBA	100.9%	38,972	527,521	591,978	778,881
Itaú – Delta Fund	101.6%	5,239	5,115	193,836	181,384
Banco do Brasil	100.0%	351,394	206,246	1,640,263	1,425,957
Bradesco	101.3%	29,560	824,736	445,631	2,051,130
Santander	102.1%	394,474	322,548	748,190	995,568
CEF	101.0%	13,351	99,031	13,351	732,424
Votorantim	101.7%	194,937	101,436	416,203	439,082
Safra	102.0%	136,468	356,477	481,233	645,197
Credit Agricole	102.6%	97,368	127,731	299,068	362,996
BNP	101.7%	4	105,100	224,526	279,469
Other	-	15,086	60,167	42,661	131,974
		1,334,196	2,851,220	5,350,459	8,367,176

(*) Weighted average rate of CDI

8.     Trade accounts receivable

The information of trade accounts receivable was presented in the annual financial statements of 2013, in note 8.

	Parent Company		Consolidated
	3.31.2014	12.31.2013	3.31.2014	12.31.2013

Credit card companies (a)	45,826	82,554	189,465	276,262
Sales vouchers	67,965	98,849	120,683	148,101
Consumer finance – “CDCI”	-	-	2,244,559	2,249,407
Credit sales with post-dated checks	1,562	2,076	2,086	3,018
Trade accounts receivable from wholesale customers	-	-	13,999	18,394
Private label credit card	11,149	13,545	11,143	13,539
Accounts receivable from related parties (Note 12 a)	84,715	105,047	-	-
Present value adjustment (b)	-	-	(6,912)	(7,264)
Allowance for doubtful accounts (c)	(404)	(2,600)	(227,115)	(228,733)
Accounts receivable from suppliers	28,586	13,000	35,888	18,205
Other	-	-	26,218	24,737
Current	239,399	312,471	2,410,014	2,515,666

Consumer finance – “CDCI”	-	-	112,098	125,219
Allowance for doubtful accounts (c)	-	-	(9,191)	(10,320)
Noncurrent	-	-	102,907	114,899

	239,399	312,471	2,512,921	2,630,565

(a)    Credit card companies

At March 31, 2014 the Company and subsidiaries sell credit card receivables to banks or credit card companies in the amount of R$7,634,648 (R$6,460,415 at March 31, 2013) without recourse or obligation related.

 (b)   Present value adjustment

The credit sales with the same cash value were carried to their present value on the transactions dates. In the three-month period ended March 31, 2014 these rates averaged 0.87% per month (0.72% per month at December 31, 2013).

 (c)   Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by  estimates of probable future losses:

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

At the beginning of the period	(2,600)	(81)	(239,053)	(198,480)
Provision recorded in the period	-	(2,729)	(99,244)	(475,857)
Allowance write-off	2,196	210	101,991	435,284
At the end of the period	(404)	(2,600)	(236,306)	(239,053)

Current	(404)	(2,600)	(227,115)	(228,733)
Noncurrent	-	-	(9,191)	(10,320)

8.         Trade accounts receivable - Continued

Below, the breakdown consolidated of accounts receivable by gross amount and maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

03.31.2014	2,749,227	2,453,300	147,742	56,543	35,958	55,684
12.31.2013	2,869,618	2,565,483	162,755	56,635	36,265	48,480

9.    Other accounts receivable

     The information of other accounts receivable was presented in the annual financial statements of 2013, in note 10.

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Accounts receivable related to sale of fixed assets	14,609	16,609	50,992	55,320
Expenses reimbursements	-	-	12,704	20,556
Advances of rentals	11,881	12,521	43,533	41,616
Accounts receivable – Audax	6,819	7,491	12,115	13,028
Amounts to be reimbursed	31,667	25,871	118,312	106,269
Trade accounts receivable from services	-	-	1,673	2,366
Rental receivable	15,867	15,455	24,149	22,346
Accounts receivable - Paes Mendonça	-	-	527,747	514,615
Rede Duque	-	-	49,255	49,255
Other	901	1,281	49,090	31,931
	81,744	79,228	889,570	857,302

Current	51,680	47,890	235,105	227,367
Noncurrent	30,064	31,338	654,465	629,935

        10.        Inventories

The information of inventories was presented in the annual financial statements of 2013, in note 11.

	Parent Company		Consolidated
	3.31.2014	12.31.2013	3.31.2014	12.31.2013

Stores	1,509,133	1,425,069	3,719,873	3,597,410
Distribution centers	1,039,285	796,060	3,596,365	2,914,980
Inventories in construction	-	-	172,280	172,280
Rebates in inventories	(47,861)	(43,130)	(101,924)	(78,830)
Provision for obsolescence/losses and breakage (a)	(6,970)	(12,390)	(48,207)	(52,016)
	2,493,587	2,165,609	7,338,387	6,553,824

Current	2,493,587	2,165,609	7,166,107	6,381,544
Noncurrent	-	-	172,280	172,280

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

10.   Inventories - Continued

(a)      Provision for obsolescence/losses and breakage

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

At the beginning of the period	(12,390)	(8,141)	(52,016)	(53,126)
Additions	(703)	(11,219)	(5,558)	(64,898)
Write-offs	6,123	6,970	9,367	66,008
At the end of the period	(6,970)	(12,390)	(48,207)	(52,016)

11.  Recoverable taxes

The information of recoverable taxes was presented in the annual financial statements of 2013, in note 12.

	Parent Company		Consolidated
	3.31.2014	12.31.2013	3.31.2014	12.31.2013
Current
State value-added tax on sales and services – ICMS (a)	90,602	98,360	623,929	769,086
Social Integration Program/ Tax for Social Security Financing – PIS/COFINS	-	4,142	16,116	20,242
Income tax on Financial investments	13,229	43,112	42,676	50,864
Income and Social Contribution taxes	2,919	2,420	39,461	31,031
Social Security Contribution – INSS	-	-	31,440	30,796
Other	-	-	6,872	5,964
Total current	106,750	148,034	760,494	907,983

Noncurrent
ICMS (a)	275,942	279,457	1,169,428	1,088,787
PIS/COFINS	-	-	275,936	254,228
Social Security Contribution - INSS	71,421	71,423	86,726	86,006
Total noncurrent	347,363	350,880	1,532,090	1,429,021

Total	454,113	498,914	2,292,584	2,337,004

(a)     The full ICMS realization of this value will occur as follows:

In	Parent Company	Consolidated

Up to one year	90,602	623,929
2015	76,131	409,036
2016	74,350	306,722
2017	55,095	315,338
2018	29,736	94,604
2019	31,660	33,625
2020	8,970	10,103
	366,544	1,793,357

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.  Related parties

The information of related parties was presented in the annual financial statements of 2013, in note 13.

a)     Sales, purchases of goods, services and other operations

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Customers
Subsidiaries:
Novasoc Comercial	33,641	36,386	-	-
Sé Supermercados	9,163	13,166	-	-
Sendas Distribuidora	37,318	49,856	-	-
Barcelona	3,761	2,577	-	-
Via Varejo	-	2,197	-	-
Nova Pontocom	832	865	-	-
	84,715	105,047	-	-
Suppliers
Controlling shareholder:
Casino	2,352	1,450	2,365	1,450
Subsidiaries:
Novasoc Comercial	16,334	20,234	-	-
Sé Supermercados	602	2,235	-	-
Sendas Distribuidora	28,409	44,417	-	-
Barcelona	2,519	2,957	-	-
Xantocarpa	400	1,356	-	-
Via Varejo	1,382	3,151	-	-
Nova Pontocom	765	928	-	-
Associated Companies:
FIC	7,215	10,904	10,725	12,897
Other related parties:
Grupo Diniz (*)	-	1,706	-	1,811
Globalbev Bebidas e Alimentos (*)	-	101	-	285
Globalfruit (*)	-	44	-	44
Bravo Café (*)	-	224	-	225
Fazenda da Toca Ltda. (*)	-	185	-	205
Indigo Distribuidora	16	120	16	406
	59,994	90,012	13,106	17,323

(*) Balances were presented until the date of settlement considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	3.31.2014	3.31.2013	3.31.2014	3.31.2013
Sales
Subsidiaries:
Novasoc Comercial	83,965	85,965	-	-
Sé Supermercados	23,151	12,794	-	-
Sendas Distribuidora	85,872	86,270	-	-
Via Varejo S.A.	-	92	-	-
Other	39	-
	193,027	185,121	-	-
Purchases
Subsidiaries:
Novasoc Comercial	992	1,417	-	-
Sé Supermercados	361	60	-	-
Sendas Distribuidora	73,011	61,633	-	-
E-Hub Consult. Particip. e Com. S.A.	-	612	-	-
Joint operation:
Indústria de Móveis Bartira Ltda.	-	-	-	128,844
Other related parties:
Globalbev Bebidas e Alimentos (*)	-	3,399	-	4,416
Globalfruit (*)	-	1,667	-	1,794
Bravo Café (*)	-	374	-	374
Sykué Geração de Energia (*)	-	4,864	-	9,297
Fazenda da Toca Ltda. (*)	-	1,703	-	2,040
Indigo Distribuidora	-	16	-	510
	74,364	75,745	-	147,275

             (*) Balances were presented until the date of settlement considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Assets
Controlling shareholder:
Casino	11	2,738	12	3,404
Subsidiaries:	-	-	-	-
Novasoc	87,496	80,890	-	-
Sendas Distribuidora	121,690	82,485	-	-
Xantocarpa	21,929	21,873	-	-
Nova Pontocom	268,664	259,553	-	-
GPA M&P	25,840	25,808	-	-
Vancouver	29,699	28,229	-	-
Posto Duque - Salim Maluf	1,112	980	-	-
Posto GPA - Santo André	578	503	-	-
Posto GPA - Império	1,580	1,416	-	-
Posto Duque - Lapa	697	651	-	-
Posto GPA - Ciara	900	816	-	-
Vedra	20	20	-	-
Barcelona	105,000	105,000	-	-
Other	426	349	-	-
Associated Companies:
FIC	-	-	24,776	683
Other related parties:
Casa Bahia Comercial Ltda.	-	-	105,225	134,112
Management of Nova Pontocom	35,216	34,307	35,216	34,307
Rede Duque	-	-	158	158
Instituto Grupo Pão de Açúcar	-	3	-	-
Other	1,397	857	1,394	172
	702,255	646,478	166,781	172,836

Liabilities
Controlling shareholder::
Wilkes participações	387	-	387	-
Subsidiaries:
Sé Supermercados	1,403,990	1,410,685	-	-
Barcelona	374,411	430,549	-	-
Via Varejo	331,489	339,862	-	-
Bellamar	16,865	16,867	.	.
P.A. Publicidade	22,770	19,863	-	-
Posto Duque – Loja Conveniência	9	9	-	-
Associated companies:
FIC	2,471	6,180	4,432	9,012
Other related parties:
Casa Bahia Comercial Ltda	-	-	19,634	23,609
Instituto Grupo Pão de Açúcar	42	-	62	-
	2,152,434	2,224,015	24,515	32,621

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
Revenues (Expenses)	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Controlling shareholder:
Casino	(6,190)	(1,040)	(6,235)	(1,040)
Wilkes Participações	(1,107)	(1,479)	(1,107)	(1,479)
Subsidiaries:
Novasoc	2,135	2,211	-	-
Sé Supermercados	676	612	-	-
Sendas Distribuidora	10,672	12,946	-	-
Associates:
FIC	6,294	5,554	2,434	5,818
Dunnhumby	-	(292)	-	(292)
Joint operation:
Indústria de Móveis Bartira Ltda.	-	-	-	(146)
Other related parties:
Fundo Península	-	(38,164)	-	(40,021)
Grupo Diniz (*)	-	(4,891)	-	(5,210)
Sykué Consultoria em Energia Ltda. (*)	-	(158)	-	(405)
Casa Bahia Comercial Ltda.	-	-	(61,474)	(44,120)
Management of Nova Pontocom	909	599	909	599
Axialent Consultoria (*)	-	(4)	-	(4)
Habile Segurança e Vigilância Ltda.	-	-	-	(2,754)
Pão de Açúcar S.A. Indústria e Comércio	-	(516)	-	(516)
Audax SP	-	(3,715)	-	(4,532)
Audax Rio	-	(816)	-	(2,398)
Instituto Grupo Pão de Açúcar	(1,742)	-	(1,742)	-
Viaw Consultoria Ltda (a)	(135)	-	(1,112)	-
	11,512	(29,153)	(68,327)	(96,500)

             (*) Balances were presented until the date of settlement considering that they are no longer considered as related parties as per note 1(a) in the consolidated financial statements presented in December 31, 2013

a)   Consulting services

The company hired Viaw Consultoria Ltda. rendering services in the managerial Consulting area, as well as information technology area. The partner of Viaw is a member of the Board of directors of the Company.

b)    Management, Fiscal Council and Audit Committee’s compensation

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors and its advisory commitees) and Fiscal Council, recorded in the Company statement of income for the three-month period ended March 31, 2014 and 2013, were as follows:

	In relation to total compensation at March 31, 2014
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (**)	1,241	-	-	1,241
Executive officers	24,605	5,108	1,007	30,720
Fiscal council	126	-	-	126
	25,972	5,108	1,007	32,087

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

12. Related parties – Continued

       b)       Management and Fiscal Council’s compensation - Continued

	In relation to total compensation at March 31, 2013
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (*)	1,608	-	-	1,608
Executive officers	3,349	4,956	2,743	11,048
Fiscal council	126	-	-	126
	5,083	4,956	2,743	12,782

(*)         Compensation according to the number of attendances at meetings.

(**)       The remuneration of the advisory committees of the Board of Directors (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line;

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

13.   Investments

The information of investiments was presented in the annual financial statements of 2013, in note 14.

a)     Breakdown of investments

			Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom	NCB	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2012	2,784,948	1,550,658	126,546	1,560,398	25,840	474,751	740,852	232,744	154,320	16,185	107,008	7,774,250
Additions	-	-	-	-	-	-	-	-	-	-	89	89
Equity accounting	157	34,559	4,386	77,518	(10,434)	(5,272)	9,686	15,343	(979)	(18)	(1,637)	123,309
Gain in equity interest	-	-	-	53	8	-	20	-	-	-	1	82
Balances at 03.31.2014	2,785,105	1,585,217	130,932	1,637,969	15,414	469,479	750,558	248,087	153,341	16,167	105,461	7,897,730

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

13.   Investments  – Continued

a)     Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Other	Total
Balances at 12.31.2013	289,805	19,260	463	309,528
Share of profit in associate	21,423	259	-	21,682
Dividends receivable	-	(257)	-	(257)
Balances at 3.31.2014	311,228	19,262	463	330,953

14.    Business combinations

The information of business combinations was presented in the annual financial statements of 2013, in note 15.

15.   Property and equipment

The information of property and equipment was presented in the annual financial statements of 2013, in note 16.

a)    Parent Company

	Balance at :					Balance at:
	12.31.2013	Additions	Depreciation	Write-offs	Transfers	03.31.2014

Land	1,198,468	-	-	-	226	1,198,694
Buildings	1,928,702	1,045	(14,371)	-	-	1,915,376
Leasehold improvements	1,513,578	469	(26,580)	(136)	89,731	1,577,062
Machinery and equipment	765,647	39,714	(33,736)	(1,736)	450	770,339
Facilities	155,906	3,247	(3,926)	(40)	5,932	161,119
Furniture and fixtures	293,472	13,092	(10,019)	(443)	205	296,307
Vehicles	17,917	1,402	(1,121)	(823)	-	17,375
Construction in progress	131,060	34,906	-	-	(95,772)	70,194
Other	37,855	2,504	(2,948)	-	(906)	36,505
	6,042,605	96,379	(92,701)	(3,178)	(134)	6,042,971
	-	-	-	-	-	-
Financial lease	-
Hardware	12,617	-	(1,584)	-	-	11,033
Buildings	19,593	-	(268)	-	-	19,325
	32,210	-	(1,852)	-	-	30,358
Total	6,074,815	96,379	(94,553)	(3,178)	(134)	6,073,329

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

15.   Property and equipment - Continued

	Balance at 03.31.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,198,694	-	1,198,694	1,198,468	-	1,198,468
Buildings	2,771,696	(856,320)	1,915,376	2,770,650	(841,948)	1,928,702
Leasehold improvements	2,736,364	(1,159,302)	1,577,062	2,649,493	(1,135,915)	1,513,578
Machinery and equipment	1,733,528	(963,189)	770,339	1,701,269	(935,622)	765,647
Facilities	373,332	(212,213)	161,119	364,411	(208,505)	155,906
Furniture and fixtures	680,431	(384,124)	296,307	668,947	(375,475)	293,472
Vehicles	26,555	(9,180)	17,375	27,158	(9,241)	17,917
Construction in progress	70,194	-	70,194	131,060	-	131,060
Other	94,571	(58,066)	36,505	92,988	(55,133)	37,855
	9,685,365	(3,642,394)	6,042,971	9,604,444	(3,561,839)	6,042,605
				-	-	-
Financial lease				-	-	-
Hardware	31,687	(20,654)	11,033	31,687	(19,070)	12,617
Buildings	34,447	(15,122)	19,325	34,448	(14,855)	19,593
	66,134	(35,776)	30,358	66,135	(33,925)	32,210
Total	9,751,499	(3,678,170)	6,073,329	9,670,579	(3,595,764)	6,074,815

b)         Consolidated

	Balance at:					Balance at:
	12.31.2013	Additions	Depreciation	Write-offs	Transfers	03.31.2014

Land	1,411,882	306	-	-	(660)	1,411,528
Buildings	2,016,452	8,596	(15,660)	-	65,289	2,074,677
Leasehold improvements	2,787,342	44,504	(47,615)	1,044	62,408	2,847,683
Machinery and equipment	1,444,434	63,245	(66,642)	(2,541)	4,666	1,443,162
Facilities	325,871	11,406	(8,609)	(43)	8,568	337,193
Furniture and fixtures	527,510	24,715	(17,464)	(491)	6,914	541,184
Vehicles	166,581	2,085	(4,636)	(8,511)	18	155,537
Construction in progress	208,960	77,364	-	(3)	(148,306)	138,015
Other	67,407	5,476	(5,634)	(2)	(420)	66,827
	8,956,439	237,697	(166,260)	(10,547)	(1,523)	9,015,806

Financial lease
Equipment	19,618	-	(811)	-	(1)	18,806
Hardware	43,643	-	(4,677)	-	(3)	38,963
Facilities	934	-	(28)	-	-	906
Furniture and fixtures	7,720	-	(301)	-	(3)	7,416
Vehicles	1,103	-	(17)	(114)	9	981
Buildings	24,143	-	(364)	-	-	23,779
	97,161	-	(6,198)	(114)	2	90,851
Total	9,053,600	237,697	(172,458)	(10,661)	(1,521)	9,106,657

The column “transfers” is mainly impacted by transfers to intangible assets.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

15.   Property and equipment – Continued

b)    Consolidated – Continued

	Balance at 03.31.2014			Balance at 12.31.2013
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,411,528	-	1,411,528	1,411,882	-	1,411,882
Buildings	2,995,564	(920,887)	2,074,677	2,921,600	(905,148)	2,016,452
Leasehold improvements	4,499,689	(1,652,006)	2,847,683	4,396,106	(1,608,764)	2,787,342
Machinery and equipment	2,867,703	(1,424,541)	1,443,162	2,809,446	(1,365,012)	1,444,434
Facilities	649,940	(312,747)	337,193	630,753	(304,882)	325,871
Furniture and fixtures	1,062,651	(521,467)	541,184	1,033,295	(505,785)	527,510
Vehicles	220,251	(64,714)	155,537	231,440	(64,859)	166,581
Construction in progress	138,015	-	138,015	208,960	-	208,960
Other	163,414	(96,587)	66,827	158,512	(91,105)	67,407
	14,008,755	(4,992,949)	9,015,806	13,801,994	(4,845,555)	8,956,439

Financial lease
Equipment	36,472	(17,666)	18,806	36,473	(16,855)	19,618
Hardware	182,525	(143,562)	38,963	182,516	(138,873)	43,643
Facilities	1,858	(952)	906	1,858	(924)	934
Furniture and fixtures	15,144	(7,728)	7,416	15,147	(7,427)	7,720
Vehicles	1,584	(603)	981	1,746	(643)	1,103
Buildings	43,403	(19,624)	23,779	43,403	(19,260)	24,143
	280,986	(190,135)	90,851	281,143	(183,982)	97,161

Total	14,289,741	(5,183,084)	9,106,657	14,083,137	(5,029,537)	9,053,600

c)     Capitalized borrowing costs

The amount of the capitalized borrowing costs for the three-month ended of March 31, 2014 was R$2,745 (R$3,840 for the three-months period ended March 31, 2013). The rate used to determine the borrowing costs eligible for capitalization was 105.17% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

15.   Property and equipment – Continued

d)    Additions to the property and equipment

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Additions	96,379	190,183	237,697	370,732
Capitalized interest	(1,674)	(3,249)	(2,745)	(3,840)
Real estate financing - Additions (i)	-	(57,255)	-	(83,255)
Total	94,705	129,679	234,952	283,637

(i)             Additions to property and equipment are presented to demonstrate the amout paid during the period. On March 31, 2014 there was no change in the parent company and consolidaded amount (R$57,255 in the parent company and R$83.255 in the consolidated at March 31,2013),  referring to acquisitions of property and equipment through finance leases and acquisition of real estate (including land) in installments, as they did not involve cash disbursement on the date of acquisition. The payments are related to properties acquired by installments whose maturity is less than 90 days from date of purchase.

e)     Other information

At March 31, 2014, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$9,982(R$8,959 at March 31, 2013) in parent company and R$25,882 (R$18,605 at March 31, 2013) in consolidated referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to the distribution centers.

The Company has not identified evidence on the items of its property and equipment which require a provision for impairment at March  31, 2014.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

16.    Intangible assets

The information of intangible assets was presented in the annual financial statements of 2013, in note 17.

a)    Parent company

	Balance at:				Balance at:
	12.31.2013	Additions	Amortization	Write-offs	03.31.2014

Goodwill – home appliances	179,064	-	-	-	179,064
Goodwill – retail	355,412	-	-	-	355,412
Commercial rights – retail	41,512	-	-	-	41,512
Software and implementation	551,167	19,192	(21,233)	(22)	549,104
	1,127,155	19,192	(21,233)	(22)	1,125,092

	Balance at 03.31.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – home appliances	179,064	-	179,064	179,064	-	179,064
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial rights – retail	41,512	-	41,512	41,512	-	41,512
Software and implementation	851,281	(302,177)	549,104	832,123	(280,956)	551,167
	2,145,847	(1,020,755)	1,125,092	2,126,689	(999,534)	1,127,155

b)    Consolidated

	Balance at:					Balance at:
	12.31.2013	Additions	Amortization	Write-offs	Transfers	03.31.2014

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliances	895,582	-	-	-	-	895,582
Goodwill – retail	746,965	-	-	-	-	746,965
Brand– cash and carry	38,639	-	-	-	-	38,639
Brand– home appliances	2,061,077	-	-	-	-	2,061,077
Commercial rights – home appliances	577,141	-	(1,759)	-	(18)	575,364
Commercial rights – retail	43,002	-	-	-	1,490	44,492
Commercial rights - cash and carry	28,842	-	-	-	-	28,842
Customer relationship – home appliances	5,998	-	(1,571)	-	-	4,427
Lease agreement –stores under advantageous condition	137,930	-	(10,530)	-	-	127,400
Software	727,163	41,050	(28,292)	(21)	(24)	739,876
Software CL	76,751	-	(2,558)	-	-	74,193
Total intangible assets	5,700,657	41,050	(44,710)	(21)	1,448	5,698,424

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

16.  Intangible assets – Continued

	Balance at 03.31.2014			Balance at 12.31.2013
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	895,582	-	895,582	895,582	-	895,582
Goodwill – retail	1,848,403	(1,101,438)	746,965	1,848,403	(1,101,438)	746,965
Brand– cash and carry	38,639	-	38,639	38,639	-	38,639
Brand – home appliances	2,061,077	-	2,061,077	2,061,077	-	2,061,077
Commercial rights – home appliances	635,570	(60,206)	575,364	635,557	(58,416)	577,141
Commercial rights – retail	44,492	-	44,492	43,002	-	43,002
Commercial rights - cash and carry	28,842	-	28,842	28,842	-	28,842
Customer relationship– home appliances	34,268	(29,841)	4,427	34,268	(28,270)	5,998
Advantageous furniture supply agreement – Bartira	221,214	(221,214)	-	221,214	(221,214)	-
Lease agreement –stores under advantageous condition	292,040	(164,640)	127,400	292,040	(154,110)	137,930
Software	1,134,468	(394,592)	739,876	1,093,451	(366,288)	727,163
Software CL	81,266	(7,073)	74,193	81,265	(4,514)	76,751
Total intangible assets	7,686,869	(1,988,445)	5,698,424	7,644,348	(1,943,691)	5,700,657

c)     Impairment testing of goodwill and intangible assets

The goodwill and intangible assets were tested for impairment as of December 31, 2013 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2013, released on February 14, 2014.

As a result of the impairment tests conducted in 2013 and because no evidence of nonrecovery in March 31, 2014, the Company did not recognize losses for impairment. For the year ending December 31, 2014, Company’s Management will perform new impairment tests for all goodwill and intangible assets recognized until this date.

d)    Additions to intangible assets

There were no non-cash transactions in the group of intangible assets to the parent company and consolidated for the quarter ended March 31, 2014 and 2013.

17.   Trade accounts payable

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Merchandise suppliers	2,389,358	2,878,804	7,382,222	8,833,380
Service suppliers	77,442	189,216	216,251	489,671
Accounts receivable from vendors (a)	(344,864)	(436,316)	(593,708)	(775,507)
	2,121,936	2,631,704	7,004,765	8,547,544

(a)    Accounts receivable from vendors

Includes rebates obtained from suppliers registered as a reduction of the amounts payable to suppliers, as established in agreements.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing

The information of loans and financing was presented in the annual financial statements of 2013, in note 19.

a)    Debt breakdown

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Current
Debentures (j)
Debentures	278,459	1,033,189	695,918	1,250,205
Borrowing cost	(3,950)	(4,714)	(4,475)	(5,312)
	274,509	1,028,475	691,443	1,244,893

Loans and financing
Local currency
BNDES (f)	90,462	90,587	106,042	110,911
IBM	-	-	26,829	23,817
Working capital (d)	348,093	679,517	557,238	822,070
Direct consumer credit - CDCI (d) (e)		-	2,666,654	2,726,425
Financial lease (Note 24)	25,382	28,124	46,851	56,330
Swap contracts (d), (h)	-	(12,384)	-	(12,384)
Borrowing cost	(2,689)	(3,583)	(3,981)	(5,179)
	461,248	782,261	3,399,633	3,721,990
Foreign currency
Working capital (d)	232,314	238,955	232,314	293,949
Swap contracts (d), (h)	(64,199)	(75,802)	(64,199)	(89,414)
	168,115	163,153	168,115	204,535
Total current	903,872	1,973,889	4,259,191	5,171,418

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

a)      Debt breakdown – Continued

	Parent Company		Consolidated
Noncurrent	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Debentures (i)
Debentures	2,000,000	2,000,000	2,400,000	2,600,000
Borrowing cost	(772)	(1,295)	(856)	(1,456)
	1,999,228	1,998,705	2,399,144	2,598,544

Loans and financing
Local currency
BNDES (f)	159,670	179,394	182,717	200,524
IBM	-	-	85,175	95,822
Working capital (d)	1,083,151	855,398	1,253,151	1,105,399
Direct consumer credit - CDCI (d) (e)	-	-	125,799	140,603
Financial lease (Note 24)	119,617	124,847	194,834	198,511
Swap contracts (d), (h)	(11,187)	(11,742)	(11,187)	(11,742)
Borrowing cost	(5,029)	(4,130)	(6,595)	(5,811)
	1,346,222	1,143,767	1,823,894	1,723,306

Foreign currency
Working capital (d)	284,475	-	284,475	-
Swap contracts (d), (h)	17,289	-	17,289	-
	301,764	-	301,764	-

Total noncurrent	3,647,214	3,142,472	4,524,802	4,321,850

b)  Loans breakdown

	Parent Company	Consolidated
	03.31.2014	03.31.2014
At December 31, 2013	5,116,360	9,493,268
Additions	330,027	1,535,634
Accrued interest	104,733	213,632
Swap	38,559	37,383
Mark to Market	(52)	(53)
Monetary and exchange variation	(20,829)	(18,529)
Borrowing cost	3,385	3,953
Interest paid	(378,578)	(485,872)
Payments	(642,519)	(1,995,423)
At March 31, 2014	4,551,086	8,783,993

c)  Maturity schedule of loans and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated
2015	2,423,574	3,022,955
2016	299,228	332,525
2017	790,151	944,458
After 2017	140,062	232,315
Subtotal	3,653,015	4,532,253

Borrowing cost	(5,801)	(7,451)
Total	3,647,214	4,524,802

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

d)   Financing of working capital, swap and direct consumer credit – CDCI

		Parent Company		Consolidated
Debt	Rate*	3.31.2014	12.31.2013	3.31.2014	12.31.2013

Local currency
Banco do Brasil	11.58% per year	197,096	386,471	197,096	386,471
Banco do Brasil	108.18% of CDI	805,647	761,675	2,157,241	2,226,792
Bradesco	110.50% of CDI	-	-	682,345	605,975
Safra	108.99 of CDI	396,633	386,769	1,534,292	386,769
Safra	CDI + 0.85 per year	-	-	-	1,188,489
IBM	100% of CDI (-) 0.26%	31,868	-	31,868	-
		1,431,244	1,534,915	4,602,842	4,794,496

Current		348,093	679,517	3,223,892	3,548,495
Noncurrent		1,083,151	855,398	1,378,950	1,246,001

Foreign currency
Citibank	(Libor USD+ 1.45%) per year	-	-	-	54,993
Itaú BBA	USD + 3.48% per year	230,596	238,199	230,596	238,199
Santander	USD + 0.65% per year	733	756	733	757
JP Morgan	USD + 1.44% per year	113,178	-	113,178	-
Tokyo	USD + 2.35% per year	172,282	-	172,282	-
		516,789	238,955	516,789	293,949

Current		232,314	238,955	232,314	293,949
Noncurrent		284,475	-	284,475	-

Swap contracts
Citibank	105.00% of CDI	-	-	-	(13,611)
Itaú BBA	100.00% of CDI	(64,199)	(75,803)	(64,199)	(75,803)
Banco do Brasil	102.00% of CDI	(11,187)	(24,125)	(11,187)	(24,126)
JP Morgan	103.50% of CDI	5,592	-	5,592	-
Tokyo	105.85% of CDI	11,697	-	11,697	-

		(58,097)	(99,928)	(58,097)	(113,540)

Current		(64,199)	(88,186)	(64,199)	(101,798)
Noncurrent		6,102	(11,742)	6,102	(11,742)
				-
		1,889,936	1,673,942	5,061,534	4,974,905

(*)    Weighted average rate per year.

e)    Direct consumer credit - CDCI

The average financial charges are 110.3% of the CDI (110.8% at December 31, 2013). In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

f)    BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	03.31.2014	12.31.2013	03.31.2014	12.31.2013

3% per year	96	Sep/13	Apr/23	-	-	2,715	2,715
3% per year	96	Oct/13	Apr/23	-	-	135	135
3% per year	96	Dec/13	Apr/23	-	-	14	14
3% per year	96	Sep/13	May/23	-	-	1,091	1,591
3% per year	96	Aug/13	Jul/23	-	-	955	955
3% per year	96	Feb/14	Mar/23	-	-	887	-
4.5% per year	11	Sep/09	Nov/14	-	-	10	13
Long-term interest rate(TJLP) + 3.6%	60	Jul/10	Dec/16	225,542	246,102	225,542	246,102
4.5% per year	60	Feb/11	Dec/16	21,886	23,879	21,886	23,879
4.5% per year	96	Jan/14	May/23	844	-	844	-
4.5% per year	96	Mar/14	May/23	1,860	-	1,860	-
TJLP + 1.9%	30	May/11	Jun/14	-	-	2,821	5,643
TJLP + 1.9% per year plus 1% per year	30	May/11	Jun/14	-	-	1,210	2,420
TJLP + 3.5% per year plus 1% per year	30	May/11	Jun/14	-	-	1,008	2,018
TJLP + 2.5% per year	24	Sep/12	Aug/15	-	-	14,395	16,934
2.5% per year	96	Jun/13	Jan/23	-	-	2,291	2,291
2.5% per year	96	Jul/13	Jan/23	-	-	2,306	2,306
3% per year	96	Jul/13	Mar/23	-	-	270	270
2.5% per year	96	Aug/13	Jan/23	-	-	1,254	1,254
2.5% per year	96	Sep/13	Jan/23	-	-	165	165
2.5% per year	96	Oct/13	Jan/23	-	-	1,213	1,214
2.5% per year	96	Dec/13	Jan/23	-	-	554	553
2.5% per year	96	Jan/14	Jan/23	-	-	511	-
2.5% per year	96	Feb/14	Jan/23	-	-	2,703	-
2.5% per year	96	Mar/14	Jan/23	-	-	655	-
3% per year	96	Jul/13	Feb/23	-	-	30	30
3% per year	48	Oct/13	Apr/18	-	-	209	209
3.5% per year	36	Nov/13	Sep/18	-	-	329	329
3% per year	96	Nov/13	Jun/23	-	-	896	395
				250,132	269,981	288,759	311,435

Current				90,462	90,587	106,042	110,911
Noncurrent				159,670	179,394	182,717	200,524

g) Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES.

h)  Swap contracts

The Company uses swap transactions in 100% of borrowings in U.S dollars and fixed interest rates, to exchange these liabilities for Real pegged to CDI floating interest rates. These agreements protect the interest and principal throughout the term of the debt.The CDI annual benchmark rate at March 31, 2014 was 8.90% (8.06% at 2013).

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.   Loans and financing – Continued

i)   Credit Line

The Company and the subsidiary Sé signed an agreement with Banco Itaú in order to open a credit line in the amount of R$400.000 and R$250.000, respectivelly. The agreement was made with market clauses and is due on 2016 and 2017.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial statements

March 31, 2014

(In thousands of Brazilian reais, except when otherwise stated)

18.        Loans and financing – Continued

i)   Debentures

			Outstanding debentures	Date		Annual financial charges		Parent Company		Consolidated
	Type	Issue amount		Issue	Maturity		Unit price	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Parent Company
8th Issue – Single series	No preference	500,000	500	12/15/09	12/15/14	109.5% of CDI	412	206,092	200,812	206,092	200,812
9th Issue – Single series	No preference	610,000	-	1/5/11	1/5/14	107.75% of CDI		-	813,103	-	813,105
10th Issue – Single series	No preference	800,000	80,000	12/29/11	6/29/15	108.5% of CDI	10	821,169	800,323	821,169	800,323
11th Issue – Single series	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,251,199	1,218,952	1,251,199	1,218,952
Subsidiaries
3rd Issue - Single series - Via Varejo	No preference	400,000	-	01/30/12	7/30/15	CDI + 1%	-	-	-	406,990	416,854
1st Issue - 1st Series – NCB	No preference	200,000	-	6/29/12	12/29/14	CDI + 0.72%	-	-	-	205,235	200,080
1st Issue - 2nd Series – NCB	No preference	200,000	-	6/29/12	1/29/15	CDI + 0.72%	-	-	-	205,234	200,080
								-
Borrowing cost								(4,723)	(6,010)	(5,332)	(6,769)
								2,273,737	3,027,180	3,090,587	3,843,437

Current liabilities								274,509	1,028,475	691,443	1,244,893
Noncurrent liabilities								1,999,288	1,998,705	2,399,144	2,598,544

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

18.        Loans and financing – Continued

j)      Debentures – Continued

GPA assumed the obligation to maintain certain debt financial covenants in connection with the issues of debentures made. At March 31, 2014, GPA was in compliance with these ratios. The main ratio is consolidated net debt/EBTIDA which should be equal to or less than 3.25, the effective at March 31, 2014 was 0.20.

19.   Financial instruments

The information of financial instruments was presented in the annual financial statements of 2013, in note 20.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,334,196	2,851,220	1,334,196	2,851,220
Accounts receivable and other	321,143	391,699	321,143	391,699
Related parties - assets	702,255	646,478	702,255	646,478
Financial liabilities:
Other financial liabilities – amortized cost
Related parties -liabilities	(2,152,434)	(2,224,015)	(2,152,434)	(2,224,015)
Trade accounts payable	(2,121,936)	(2,631,704)	(2,121,936)	(2,631,704)
Financing for purchase of assets	(43,161)	(48,161)	(43,161)	(48,161)
Debentures	(2,273,737)	(3,027,180)	(2,250,948)	(3,025,684)
Loans and financing	(1,622,669)	(1,571,396)	(1,681,353)	(1,641,991)
Fair value through profit or loss
Loans and financing, including derivatives	(654,680)	(517,785)	(654,680)	(517,785)
Net exposure	(6,511,023)	(6,130,844)	(6,546,918)	(6,199,943)

	Consolidated
	Carrying amount		Fair value
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	5,350,459	8,367,176	5,350,459	8,367,176
Accounts receivable and other	3,402,491	3,487,867	3,494,798	3,535,048
Related parties - assets	166,781	172,836	166,781	172,836
Fair value through profit or loss
Financial investments measured at fair value	23,622	24,453	23,622	24,453
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(24,515)	(32,621)	(24,515)	(32,621)
Trade accounts payable	(7,004,765)	(8,547,544)	(7,004,765)	(8,547,544)
Financing for purchase of assets	(43,161)	(48,161)	(43,161)	(48,161)
Debentures	(3,090,587)	(3,843,437)	(3,053,692)	(3,839,608)
Loans and financing	(5,038,726)	(5,091,922)	(5,133,143)	(5,205,890)
Fair value through profit or loss
Loans and financing, including derivatives	(654,680)	(557,909)	(654,680)	(557,909)
Net exposure	(6,913,081)	(6,069,262)	(6,878,296)	(6,132,220))

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.        Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)       Capital management risk

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the three-month period ended March 31, 2014.

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Loans and financing	4,551,086	5,116,361	8,783,993	9,493,268
(-) Cash and cash equivalents	(1,334,196)	(2,851,220)	(5,350,459)	(8,367,176)
Net debt	3,216,890	2,265,141	3,433,534	1,126,092

Equity	9,755,983	9,483,190	13,079,308	12,711,964
Equity and net debt	12,972,873	11,748,331	16,512,842	13,838,056
Net debt index	0.33	0.24	0.26	0.09

(ii)      Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company at March 31, 2014 and December 31, 2013.

a)    Parent Company

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	754,734	1,923,352	6,774	2,684,860
Debentures	444,346	2,192,534	-	2,636,880
Derivatives	(45,520)	(921)	-	(46,441)
Finance lease	32,578	110,307	22,336	165,221
At March 31, 2014	1,186,138	4,225,272	29,110	5,440,520

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	1,051,970	1,239,219	-	2,291,189
Debentures	1,253,784	2,188,397	-	3,442,181
Derivatives	(84,218)	(13,612)	-	(97,830)
Finance lease	33,930	110,852	22,502	167,284
At December 31, 2013	2,255,466	3,524,856	22,502	5,802,824

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.        Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)    Liquidity management risk – Continued

b)    Consolidated

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	3,807,974	2,414,342	16,280	6,238,596
Debentures	937,464	2,616,395	-	3,553,859
Derivatives	(45,520)	(921)	-	(46,441)
Finance lease	65,625	173,551	53,522	292,698
At March 31, 2014	4,765,543	5,203,367	69,802	10,038,712

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	4,045,687	1,783,679	18,889	5,848,255
Debentures	1,539,388	2,837,356	-	4,376,744
Derivatives	(96,763)	(13,613)	-	(110,376)
Finance lease	75,042	175,729	51,901	302,672
At December 31, 2013	5,563,354	4,783,151	70,790	10,417,295

(iii)     Derivative financial instruments

		Consolidated
		Notional value		Fair value
		03.31.2014	12.31.2013	03.31.2014	12.31.2013

Fair value hedge
Purpose of hedge (debt)		587,998	460,300	713,027	679,662

Long position (buy)
Prefixed rate	11.58% p.a.	130,000	260,000	196,206	385,104
US$ + fixed	12.65% p.a.	457,998	200,300	519,507	293,768
		587,998	460,300	715,713	678,872
Short position (sell)
	CDI 102.84% p.a.	(587,998)	(460,300)	(657,616)	(565,332)
Net hedge position		-	-	58,097	113,540

Total net swap position		-	-	58,097	113,540

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.        Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(ii)      Derivative financial instruments - Continued

Realized and unrealized gains and losses over these contracts during the three-month period ended March 31, 2014 are recorded in the net financial result and balance payable by fair value is R$58,097 (R$113,540 at December 31, 2013) and recorded under “Loans and financing”.

Fair value hedge effects through profit or loss for the three-month period ended March 31, 2014 resulted in a loss of R$25,361 (loss of R$3,563 at March 31, 2013).

b)   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned.

For the probable scenario, exchange rate weighted was R$2.65 on the due date, and the interest rate weighted was 11.73% per year.

(i)       Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at fixed rate	Fixed rate	(224,831)	(224,831)	(224,831)
Swap (long position in fixed rate)	Fixed rate	224,831	224,831	224,831
	Net effect	-	-	-

Swap (short position in CDI)	CDI increase	(209,066)	(215,277)	(221,516)

Total net effect			(6,211)	(12,450)

(ii)      Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(631,327)	(789,158)	(946,990)
Swap (long position in US$)	US$ decrease	638,641	798,301	957,961
	Net effect	7,314	9,143	10,971

Swap (short position in CDI)	CDI increase	(609,650)	(637,674)	(666,908)

Total net effect			(26,195)	(53,601)

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.        Financial instruments – Continued

b)   Sensitivity analysis of financial instruments - Continued

(iii)     Other financial instruments

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,397,032)	(1,430,362)	(1,463,692)
Debentures	108.70% of CDI	(1,234,444)	(1,263,896)	(1,293,347)
Debentures - Via Varejo	100% CDI + 0.9%	(855,113)	(864,434)	(873,664)
Bank loan – CDB	106.35% of CDI	(1,450,988)	(1,485,606)	(1,520,224)
Leasing	100.10% of CDI	(135,878)	(139,120)	(142,362)
Leasing	IGP-DI + 6% per year	(36,099)	(36,960)	(37,822)
Leasing – Via Varejo	100% CDI	(13,000)	(13,190)	(13,379)
Bank loan- Via Varejo	110.1% of CDI	(3,057,868)	(3,067,117)	(3,076,247)
Total loans and financing exposure		(8,180,422)	(8,300,685)	(8,420,737)

Cash and cash equivalents (*)	100.48 % of CDI	5,944,507	6,086,331	6,228,155

Net exposure		(2,235,915)	(2,214,354)	(2,192,582)
Deterioration compared with the Scenario I			21,561	43,333
(*) weighted average

c)   Fair value measurements

The Company discloses its financial assets and liabilities at fair value, in according with CPC 40 (R1) - Financial Instruments: Disclosures (“IFRS 7”), which are those referring concept from evaluation and requeriments of disclosure.

The fair value of cash and cash equivalentes, trade accounts receivable, short term debt and suppliers accounts payable are the same of the amounts recorded.

The table below represents the hierarchy of fair value of financial assets and liabilities recorded at fair value;

	03.31.2014	Quoted price in an active market for an identical instrument (Level 1)	Fair value measurement at the end of the reporting period adopting other observable relevant assumptions (Level 2)
Financial investments measured at fair value	23,622	23,622	-
Cross-currency interest rate swaps	46,910	-	46,910
Interest rate swaps	11,187	-	11,187
Loans and financing	(712,778)	-	(712,778)
	(631,059)	23,622	(654,681)

There were no changes between the fair value measurements levels in the three-month period ended March 31, 2014.

•         Cash and cash equivalentes are classified on level 1, since are represented by cash and based on active Market.

•         Foreign exchange and interest rate swaps, loans and financing and debentures are classified on level 2, since are utilized readily observable market inputs, for example, expected interest rate, current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

19.   Financial instruments – Continued

d)   Consolidated position of operations with derivatives financial instruments

The consolidated position of outstanding derivative financial instruments operations as as follows:

Outstanding					(Amount payable) / receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Exchange swaps registered at CETIP (US$ x CDI)	Citibank	US$40,000	2/13/2012	2/13/2014	-	13,362	-	13,611
	Banco Tokyo	US$ 75,000	1/14/2014	1/10/2017	(12,764)	-	(11,697)	-
	Itaú Unibanco	US$100,000	5/5/2011	4/16/2014	63,402	73,007	64,199	75,803
	Banco JP Morgan	US$ 50,000	3/19/2014	3/21/2016	(5,377)	-	(5,592)	-

Interest rate swap registered at CETIP (fixed rate x CDI)	Banco do Brasil(*)	R$130,000	6/28/2010	6/6/2014	-	11,545	-	12,384
	Banco do Brasil	R$130,000	6/28/2010	6/2/2015	11,675	10,943	11,187	11,742
					59,936	108,857	58,097	113,540

(*) The Company renegotiated its first quarter fixed rate contract maturing in June 2014 for contracts indexed to CDI and extended maturity of three years.

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

20.   Income and social contribution taxes payable and taxes payable in installments

The information of income and social contribution taxes payable and taxes payable in installments was presented in the annual financial statements of 2013, in note 21.

a)    Payable taxes, contributions and taxes installments.

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

PIS and COFINS	4,510	62,011	269,608	368,386
Provision for income and social contribution taxes	83,135	133,971	104,445	169,185
ICMS	21,835	29,987	159,993	226,644
Other	-	3,619	39,132	59,949
	109,480	229,588	573,178	824,164

Taxes payable in installments - Law 11941/09	1,097,722	1,112,780	1,173,449	1,188,312
INSS	-	-	13,246	13,323
Other	13,894	14,731	14,619	15,512
	1,111,616	1,127,511	1,201,314	1,217,147

Current	247,445	365,382	719,999	968,462
Noncurrent	973,651	991,717	1,054,493	1,072,849

b)    Maturity structure of taxes in the noncurrent liabilities will occur as follows

In	Parent Company	Consolidated

2015	103,408	110,840
2016	137,817	147,626
2017	137,181	146,790
2018	134,334	143,944
2019	129,574	139,183
After 2019	331,337	366,110
	973,651	1,054,493

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

21.   Income and social contribution taxes

The information of income and social contribution taxes was presented in the annual financial statements of 2013, in note 22.

a)    Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Profit before income and social contribution taxes	289,904	293,935	493,486	394,405
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(72,476)	(73,484)	(148,046)	(118,322)
Tax penalties	(683)	(826)	(1,152)	(1,557)
Share of profit associates	30,827	18,566	6,505	2,657
Other permanent differences (undeductible)	(3,614)	(1,616)	(12,356)	(1,915)
Effective income and social contribution taxes	(45,946)	(57,360)	(155,049)	(119,137)

Income and social contribution taxes for the period:
Current	(44,382)	(52,228)	(120,928)	(88,586)
Deferred	(1,564)	(5,132)	(34,121)	(30,551)
Deferred income and social contribution taxes expenses	(45,946)	(57,360)	(155,049)	(119,137)
Effective rate	15.85%	19.51%	31.42%	30.21%

CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

b)    Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Tax losses	-	28,016	698,275	793,633
Provision for contingencies	215,385	151,125	396,269	301,686
Provision for derivative operations taxed on a cash basis	(4,591)	1,793	(8,437)	5,997
Allowance for doubtful accounts	1,456	2,004	87,251	81,731
Provision for current expenses	1,743	-	66,440	63,576
Goodwill tax amortization	(10,327)	24,801	(435,965)	(395,564)
Present value adjustment (PVA) Law 11638/07	816	779	(6,052)	(929)
Lease adjustment Law 11638/07	5,584	5,331	(73,694)	(75,110)
Mark-to-market adjustment Law 11638/07	2,212	534	2,212	534
Fair value of assets acquired in business combination	-	-	(803,917)	(808,318)
Technological innovation – future realization	(20,106)	(20,708)	(20,106)	(20,708)
Depreciation as per tax rates	(86,690)	(87,442)	(96,688)	(89,577)
Other	13,283	14,636	51,009	32,954
Deferred income and social contribution tax assets	119,305	120,869	(143,403)	(110,095)

Noncurrent assets	119,305	120,869	917,956	950,757
Noncurrent liabilities	-	-	(1,061,359)	(1,060,852)
Deferred income and social contribution taxes	119,305	120,869	(143,403)	(110,095)

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

21.   Income and social contribution taxes – Continued

b)   Breakdown of deferred income and social contribution taxes – Continued

The Company estimates to recover these tax credits as follows:

Year	Parent Company	Consolidated

2014	10,297	244,318
2015	9,918	204,677
2016	12,634	59,800
2017	10,688	50,587
2018	75,768	358,574
	119,305	917,956

c)   Changes in income and social contribution taxes deferred.

	Parent Company		Consolidated
	2014	2013	2014	2013
At the beginning of the period	120,869	185,491	(110,095)	(58,534)
Expense in the period	(1,564)	(64,622)	(34,121)	(89,090)
Bartira (acquisition)	-	-	-	29,534
Public offering of share - Via Varejo	-	-	-	8,288
Other	-	-	813	(293)
At the beginning of the period	119,305	120,869	(143,403)	(110,095)

22.          Acquisition of on non-controlling interest

The information of acquisition of on non-controlling was presented in the annual financial statements of 2013, in note 23.

	Consolidated
	3.31.2014	12.31.2013

Interest acquisition in Assai	5,469	5,339
Interest acquisition in Sendas	177,687	171,465
	183,156	176,804

Current liabilities	70,288	69,014
Noncurrent liabilities	112,868	107,790

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. and  was set up in an amount considered sufficient to cover losses.

a)    Parent Company

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	209,126	66,905	149,196	70,725	495,952

Additions	-	1,576	9,188	4,657	15,421
Payments	-	-	(8,132)	(527)	(8,659)
Reversals	-	-	(864)	(3,378)	(4,242)
Monetary restatement	2,334	1,274	3,847	3,636	11,091

Balance at March 31, 2014	211,460	69,755	153,235	75,113	509,563

b)    Consolidated

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2013	272,198	402,700	297,464	175,160	1,147,522

Additions	459	3,117	44,391	34,145	82,112
Payments	-	-	(14,792)	(7,676)	(22,468)
Reversals	-	-	(14,683)	(24,698)	(39,381)
Monetary restatement	3,165	4,110	11,114	12,642	31,031
Transfer	-	-	476	1,427	1,903

Balance at March 31, 2014	275,822	409,927	323,970	191,000	1,200,719

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

c)    Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness system when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.In addition, the Company offset tax debts related to PIS and COFINS against excise tax - IPI credits – inputs subject to a zero rate or exempt - acquired from third parties (transferred based on final and unappealable court decision). The amount for PIS and COFINS claims at March 31, 2014 is R$93,813 (R$91,898 at December 31, 2013).

In addition, in 2013 there were progresses in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of R$ 174,893 at March 31, 2014(R$173,184 at December 3, 2013)

Taxes and other

Taxes

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor (FAP) for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforwards, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes of R$44,842 at March 31, 2014 (R$ 44,060 at December 31,2013).

The amount recorded at March  31, 2014 is R$103,195 (R$100,094 at December 31, 2013).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs, The accrued amount at March 31, 2014 is R$40,686 (R$38,509 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

c)     Taxes – Continued

Other

Provisions for tax contingent liabilities were recorded at the time of business combinations with Via Varejo, under technical pronouncement CPC 15 Business Combinations (IFRS 3R). At March  31, 2014, the amount recorded was R$167,230 (R$165,282 at December 31, 2013) in tax contingent liabilities.

Other main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2.445/88 and 2.449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Contingencies Bartira

In relation to the business combination of Bartira (note 14), contingencies were evaluated at fair value, as described by CPC 15 (IFRS 3R), which differs of CPC 25 Provisions, Contingent Liabilities and Contingent Assets (IAS 17) used for the evaluation of other contingencies. The main issue is the possible lack of support documentation for the operations, amounting R$95,310 for Social Contribution, Income Tax, PIS, COFINS and ICMS. The total contingencies amount R$ 117,644.

d)    Labor

The Company is party in numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business, At March 31, 2014, the Company had a provision of R$323,970 (R$297,463 at December 31, 2013) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”), 0.19% accumulated at March 31, 2014 (0.19% at December 31, 2013) plus 1% monthly interest rates.

e)    Civil and other

The Company is defendant in civil actions (indemnifications and collections, among others), at several court levels and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At March 31, 2014, the amount accrued for these lawsuits is R$49,286 (R$42,791 at December 31, 2013), to which there are no restricted deposits.

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

e)    Civil and other– Continued

•  The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCONs) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$72,080 at March 31, 2014 (R$68,694 at December 31, 2013).

The total amount of civil actions and other at March 31, 2014 is R$191,000 (R$175,160 at December 31, 2013).

f)     Other non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible and; therefore, they have not been accrued, amounting to R$7,912,638 at March 31, 2014(R$7,630,694 at December 31, 2013), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, among other matters, and the loss, considered possible, corresponds to R$302,611 at March  31, 2014 (R$282,853 at December 31, 2013). The proceedings are under administrative and court discussion.

•              IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income  ILL – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes.

•         The Company received a delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2011, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz. The Company filed defense at the administrative level and is awaiting a decision. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible, in the amount of R$655,273 at March 31, 2014 (R$636,787 at December 31, 2013) and partly as remote.

These proceedings await decision in the administrative and court level. The amount involved in these assessments corresponds to R$1,333,982 at March 31, 2014 (R$1,296,578 at December 31, 2013).

•       COFINS, PIS, provisional contribution on financial transactions - CPMF and IPI– the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level. The amount involved in these assessments is R$1,075,403 at March 31, 2014 (R$982,419 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities – Continued

•       ICMS – the Company was served notice by the State tax authorities regarding the appropriation of credits of: (i) electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed sales; and (viii) among others. The total amount of these assessments is R$4,283,398 at March  31, 2014 (R$4,032,307 at December 31, 2013), which await a final decision in the administrative and court levels.

•              Municipal service tax - ISS, Municipal Real Estate Tax - IPTU, Property Transfer Tax  - ITBI and others – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, whitch amounts in R$370,235 at March 31, 2014 (R$339,363 at December 31, 2013) and await administrative and court decisions.

•              Other litigations – related to administrative lawsuits and real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company and its subsidiaries under the civil court scope, special civil court, Consumer Protection Agency (“PROCON”), in several States, Weight and Measure Institute (“IPEM”), National Institute of Metrology, Standardization and Industrial Quality (“INMETRO”) and National Health Surveillance Agency (“ANVISA”), amounting to R$547,009 at March 31, 2014 (R$697,174 at December 31, 2013).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

Company uses to hire external counsel to defend the tax assessments received, which remuneration is linked to a percentage over the amount won in case of final decision. This percentage may vary according to qualitative and quantitative factors of each claim, and on March  31, 2014, the estimated amount, in case of finalization of all claims with success, is approximately R$115 millions (R$109 millions at December 31,2013)

g)    Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to court deposits.

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Tax	59,541	59,410	149,589	145,271
Labor	325,845	321,769	598,382	567,924
Civil and other	38,566	45,834	96,401	101,995
Total	423,952	427,013	844,372	815,190

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

23.   Provision for contingencies – Continued

h)    Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	834,947	-	5,421,076	6,256,023
Labor	7,680	2,661	61,005	71,346
Civil and other	11,025	994	332,484	344,503
Total	853,652	3,655	5,814,565	6,671,872

The cost of guarantees is approximately 0.5% of value on lawsuits and is recorded by the passage of time.

i)      Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

24.   Leasing transactions

a)    Operating lease

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Gross commitments from operating lease

Minimum rental payment:
Up to 1 year	422,411	404,944	1,266,772	1,270,330
1 - 5 years	1,361,196	1,315,029	3,849,226	3,873,476
Over 5 years	1,321,080	1,318,415	4,826,755	5,085,869
	3,104,687	3,038,388	9,942,753	10,229,675

Future sublease rentals (*)	(88,159)	(85,507)	(121,407)	(105,930)

Total	3,016,528	2,952,881	9,821,346	10,123,745

(*)        It refers to lease agreements receivable from commercial shop malls.

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2013, the fine amount would be R$582,232 (R$631,515 at December 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

24.        Leasing transactions - Continued

(i)     Payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013
Expenses(income) in the period
Contingent payments	90,788	84,817	134,895	121,555
Non contingent payments	34,961	32,354	213,194	151,757
Sublease rentals (*)	(37,231)	(31,644)	(48,239)	(39,825)

(*)    It refers to lease agreements receivable from commercial shop malls.

(ii)      Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements have periodic adjustment clauses according to inflation indexes.

b)                Financial lease

Financial lease agreements amounted to R$440,381 at March 31, 2014 (R$482,543 at December 31, 2013), according to the chart below:

	Parent Company		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013

Financial lease liability –minimum lease payments:
Up to 1 year	25,382	28,124	46,851	56,330
1 - 5 years	74,677	97,587	119,117	142,857
Over 5 years	44,940	27,260	75,717	55,654
Present value of financial lease agreements	144,999	152,971	241,685	254,841

Future financing charges	150,478	152,074	198,696	227,702
Gross amount of financial lease agreements	295,477	305,045	440,381	482,543

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Contingent payments recognized as expense in the period	690	312	690	312

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

25.   Deferred revenue

The Company  and the subsidiary Via Varejo received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties and the subsidiary Barcelona received in advance values for the rental of shelves and light panel (back lights) for exhibition of products from its suppliers.

	Controladora		Consolidated
	03.31.2014	12.31.2013	03.31.2014	12.31.2013
		-
Additional or extended warranties	28,958	30,000	455,454	471,586
Bradesco agreement	-	-	27,305	11,395
Swap agreement	-	-	57,951	50,378
Agreement and advertising budget	28,334	-	65,001	-
Back lights	-	-	39,426	37,027
	57,292	30,000	645,137	570,386

Current	10,001	-	130,797	114,749
Noncurrent	47,291	30,000	514,340	455,637

Management estimates that the value classified as noncurrent will be recognized in profit or loss, the passage of time and the financial performance of each contract, in the following proportion:

	Parent Company	Consolidated
	03.31.2014	03.31.2014

2015	7,500	95,760
2016	10,000	161,617
2017	833	75,268
2018	-	54,053
2019	-	49,578
2020	28,958	78,064
	47,291	514,340

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity

The information of equity was presented in the annual financial statements of 2013, in note 27.

a)   Capital stock

The subscribed and paid-up capital is represented by 264,923 at March 31, 2014 (264,453 at December 31, 2013) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at March 31, 2014 and December 31, 2013, and 165,243 in thousands of preferred shares at March 31, 2014 (164,773 at December 31, 2013).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Director’s meeting held at February 13, 2014 the capital was increased by R$ 15,522, by means of the issue of 470 (in thousands of shares) preferred shares.

b)   Share-based payment plans

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31 , 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(140)	(14)	145
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(171)	(25)	330
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80.00	80.00	358	(26)	(16)	315
						3,062	(1,367)	(113)	1,580

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the period	Number of options granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at March 31, 2014
Series A4 – Gold	5/24/2010	5/31/2013	5/31/2014	0.01	0.01	514	(512)	(2)	-
Series A4 – Silver	5/24/2010	5/31/2013	5/31/2014	46.49	46.49	182	(181)	(1)	-
Series A5 – Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(204)	(14)	81
Series A5 – Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(204)	(14)	81
Series A6 – Gold	3/15/2012	3/15/2015	3/15/2016	0.01	0.01	526	(278)	(26)	222
Series A6 – Silver	3/15/2012	3/15/2015	3/15/2016	64.13	64.13	526	(278)	(26)	222
Series A7 – Gold	3/15/2013	3/14/2016	3/14/2017	0.01	0.01	358	(91)	(17)	250
Series A7 – Silver	3/15/2013	3/14/2016	3/14/2017	80.00	80.00	358	(91)	(17)	250
						3,062	(1,839)	(117)	1,106

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

26.   Equity – Continued

b)   Share-based payment plans - Continued

(i)  Consolidated information of share-based payment plans - GPA

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2014, of all options granted:

	03.31.2014	12.31.2013

Number of shares	264,923	264,453
Balance of granted series in effect	1,106	1,580
Maximum percentage of dilution	0.42%	0.60%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.88%, (b) expectation of volatility of nearly 28.91% and (c) the risk-free weighted average interest rate of 10.86%. The expectation of remaining average life of the series outstanding at March 31, 2014 was 1.29 year (1.46 year at December 31, 2013). The weighted average fair value of options granted at March 31, 2014 was R$64.08(R$62.59 at December 31, 2013).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2013
Outstanding at the beginning of the year	1,658	26.40
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091

At March 31, 2014
Cancelled during the period	(3)	35.03
Exercised during the period	(471)	32.99	1.29	71,757
Outstanding at the end of the period	1,106	34.99	1.29	71,757
Total to be exercised at March 31, 2014	1,106	34.99

At March 31, 2014 there were no vested options to be exercised.

The amounts recorded in the statement of income of the Parent Company and Consolidated at March 31, 2014 were R$17,603 (R$13,673 at March 31, 2013).

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

27.      Net operating revenue

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Gross sales
Goods	5,879,417	5,694,778	16,420,004	14,861,579
Rendering of services	30,740	34,534	333,274	367,612
Financial services	-	-	342,821	250,034
Sales return and cancellation	(94,580)	(71,548)	(498,180)	(494,885)
	5,815,577	5,657,764	16,597,919	14,984,340

Taxes	(444,257)	(513,757)	(1,625,646)	(1,601,476)

Net sales	5,371,320	5,144,007	14,972,273	13,382,864

28.    Expenses by nature

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Cost of goods sold	(3,964,295)	(3,744,468)	(11,249,821)	(9,900,675)
Personnel expenses	(521,871)	(516,240)	(1,252,395)	(1,277,348)
Outsourced services	(80,505)	(81,157)	(704,052)	(723,593)
Functional expenses	(92,262)	(88,352)	(140,787)	(76,522)
Selling expenses	(268,301)	(262,736)	(408,360)	(380,898)
Other expenses	(5,464)	(2,881)	(187,164)	(175,471)
	(4,932,698)	(4,695,834)	(13,942,579)	(12,534,507)

Cost of goods sold	(3,964,295)	(3,744,468)	(11,249,821)	(9,900,675)
Selling expenses	(832,347)	(787,481)	(2,347,243)	(2,231,094)
General and administrative expenses	(136,056)	(163,885)	(345,515)	(402,738)
	(4,932,698)	(4,695,834)	(13,942,579)	(12,534,507)

29.    Other operating revenue (expenses), net

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Reversal of provision	-	-	-	11,125
Identifiable liability of Via Varejo and CB and association expenses	(3,548)	(6,900)	(3,548)	(6,900)
Integration/restructuring expenses	(25,351)	(12,900)	(25,351)	(12,900)
Property and equipment result	(1,166)	(2,162)	(907)	(5,064)
Others	(841)	-	2,222	197
Total	(30,906)	(21,962)	(27,584)	(13,542)

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

30.   Financial result, net

	Parent Company		Consolidated
	03.31.2014	03.31.2013	03.31.2014	03.31.2013

Finance expenses:
Cost of debt	(114,339)	(111,100)	(234,595)	(199,902)
Cost of sales of receivables	(24,586)	(20,303)	(184,034)	(122,318)
Monetary restatement	(34,521)	(26,738)	(58,555)	(52,274)
Other finance expenses	(22,604)	(12,205)	(40,721)	(22,487)
Total finance expenses	(196,050)	(170,346)	(517,905)	(396,981)

Finance income:
Profitability in cash and cash equivalents	30,408	36,483	109,809	86,998
Monetary restatement	29,135	24,152	67,452	51,549
Other finance income	1,190	2,799	1,624	4,079
Total finance income	60,733	63,434	178,885	142,626

Total	(135,317)	(106,912)	(339,020)	(254,355)

The hedge effects in three-month period ended at March 31, 2014 and March 31, 2013 are disclosed in Note 19(a).

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

31.    Earnings per share

The information of earnings per share was presented in the annual financial statements of 2013, in note 32.

The following table presents the calculation of profit available to common and preferred shareholders and the weighted average of outstanding common and preferred shares used to calculate basic and diluted earnings per share for each reported period:

	03.31.2014			03.31.2013
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	157,477	86,481	243,958	152,295	84,280	236,575
Net income allocated available for common and preferred shareholders	157,477	86,481	243,958	152,295	84,280	236,575

Basic denominator (thousands of shares)
Weighted average of shares	165,011	99,680	264,691	163,749	99,680	263,429

Basic earnings per thousands of shares (R$)	0.95434	0.86759		0.93005	0.84551

Diluted denominator
Weighted average of shares (in thousands)	165,011	99,680	264,691	163,749	99,680	263,429
Stock call option	392	-	392	787	-	787

Diluted weighted average of shares (in thousands)	165,403	99,680	265,083	164,536	99,680	264,216

Diluted earnings per thousands of shares (R$)	0.95208	0.86759		0.92560	0.84551

32.    Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the three-month period ended March 31, 2014 R$1,010 (R$1,068 at March 31, 2013), and employees contributions R$1,014 (R$1,205 at March 31, 2013); The plan had 1,013 participants at March 31, 2014 (1,012 at December 31, 2013).

33.    Insurance coverage

The insurance coverage at March 31, 2014 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property, equipment and inventories	Assigning profit	7,915,199	19,285,514
Profit	Loss of profits	1,852,050	4,157,057
Cars and other (*)	Damages	381,008	708,639

The Company maintains specific policies referring to civil , directors and officers liability amounting to R$318,630.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.    Segment information

The information of segments was presented in the annual financial statements of 2013, in note 35.

Management considers the following segments:

•      Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “Conviva”.

•      Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•      Cash & Carry – includes the banner “ASSAI”.

•       E-commerce includes the sites www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br and www.partiuviagens.com.br.

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

35.    Segment information - Continued

Information about the segments is included in the following table:

	Balance at 03.31.2014
Description	Retail	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (*)	Total

Net sales revenue	6,391,308	1,831,000	5,442,271	1,307,694	14,972,273	-	14,972,273
Gross profit	1,699,536	242,842	1,674,643	105,431	3,722,452	-	3,722,452
Depreciation and amortization	(135,747)	(18,162)	(34,259)	(3,118)	(191,286)	-	(191,286)
Equity pickup	15,395	-	6,287	-	21,682	-	21,682
Operating income	333,793	34,597	449,687	14,429	832,506	-	832,506
Finance expenses	(216,891)	(16,964)	(240,856)	(52,836)	(527,547)	9,642	(517,905)
Finance income	97,420	4,571	81,286	5,250	188,527	(9,642)	178,885
Earnings before income and social contribution taxes	214,321	22,204	290,118	(33,157)	493,486	-	493,486
Income and social contribution taxes	(56,896)	(7,719)	(101,593)	11,159	(155,049)	-	(155,049)
Profit (loss) for the year	157,425	14,485	188,525	(21,998)	338,437	-	338,437

Current assets	5,897,319	1,032,529	8,610,394	842,452	16,382,694	(836)	16,381,858
Noncurrent assets	13,870,290	1,381,468	4,286,667	703,864	20,242,289	(666,268)	19,576,021
Current liabilities	4,609,917	1,245,749	7,600,497	1,277,740	14,733,903	(439,240)	14,294,663
Noncurrent liabilities	6,836,967	220,781	1,517,949	236,075	8,811,772	(227,864)	8,583,908
Equity	8,320,725	947,467	3,778,615	32,501	13,079,308	-	13,079,308

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of Brazilian reais, unless otherwise stated)

34.   Segment information – Continued

	Balance at 03.31.2013
Description	Retail	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (*)	Total

Net sales	6,078,268	1,304,394	5,143,244	856,958	13,382,864	-	13,382,864
Gross profit	1,693,917	174,948	1,551,303	62,021	3,482,189	-	3,482,189
Depreciation and amortization	(147,807)	(12,260)	(33,504)	(1,339)	(194,910)	-	(194,910)
Equity accounting	7,182	-	1,673	-	8,855	-	8,855
Operating income	323,307	23,788	297,300	4,365	648,760	-	648,760
Finance expenses	(192,809)	(9,958)	(172,195)	(27,079)	(402,041)	5,060	(396,981)
Finance income	88,920	5,619	51,175	1,972	147,686	(5,060)	142,626
Earnings before income and social contribution taxes	219,418	19,449	176,280	(20,742)	394,405	-	394,405
Income and social contribution taxes	(55,727)	(7,123)	(62,643)	6,356	(119,137)	-	(119,137)
Profit (loss) for the year	163,691	12,326	113,637	(14,386)	275,268	-	275,268

December 31, 2013
Current assets	7,087,919	1,358,757	8,753,861	1,412,263	18,612,800	(3,065)	18,609,735
Noncurrent assets	12,717,447	2,456,542	4,376,438	550,254	20,100,681	(702,064)	19,398,617
Current liabilities	5,379,993	2,603,726	7,833,044	1,901,120	17,717,883	(705,129)	17,012,754
Noncurrent liabilities	6,300,186	278,946	1,697,586	6,916	8,283,634	-	8,283,634
Equity	8,125,187	932,627	3,599,669	54,481	12,711,964	-	12,711,964

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the financial statements

March 31, 2014

(In thousands of reais, unless otherwise stated)

34.   Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	03.31.2014	03.31.2013

Food	54.9%	55.2%
Non-food	45.1%	44.8%
Total sales	100.0%	100.0%

At March 31, 2014, capital expenditures (Capex) were as follows:

	03.31.2014	03.31.2013

Food	200,363	240,905
Non-food	75,637	66,640
Total capital expenditures	276,000	307,545

35.   Subsequent events

a)   Dividends of 2013

The Annual and Special Shareholders’ Meeting (AGOE) held on April 16, 2014 approved the payment of dividends for the fiscal year ended December 31, 2013, totaling R$ 249,968 (R$ 249,655 at December 31,2012), including dividends in advance already distributed, corresponding to R$ 0.888957268 per one common share and R$ 0.977852995 per one preferred share.

The Company will pay the dividends, except the dividends prepaid during 2013, within 60 days after the AGOE’s date, April 16, 2014, the value of R$ 150,549 corresponding to R$ 0.535395 per one common share and R$ 0.588935 per one preferred share. All the shares shall be entitled to dividends on April 16, 2014 base date. As of April 17, 2014, the shares shall be negotiated “ex-rights” to dividends.

b)   Interim dividends

On April 24, 2014, the Board of Directors of the Company approved the interim dividends in the amount of R$35,793, of which R$0.14 per preferred share and R$0.127270 per common share.

The dividend payment will be held on May 15, 2014. Shall be entitled to dividends all outstanding shares on the base date of May 05, 2014. From May 06, 2014 on, the shares will be traded without rights of dividends of as (“ex-rights”) to the dividends payment date.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 03/31/2014 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
WILKES PARTICIPAÇÕES S.A.	65,400,000	65.61%	-	0.00%	65,400,000	24.69%
SUDACO PARTICIPAÇÕES LTDA.	28,619,178	28.71%	-	0.00%	28,619,178	10.80%
CASINO GUICHARD PERRACHON *	5,600,052	5.62%	-	0.00%	5,600,052	2.11%
SEGISOR *	-	0.00%	13,460	0.01%	13,460	0.01%
KING LLC *	-	0.00%	852,000	0.52%	852,000	0.32%
PINCHER LLC *	-	0.00%	115,235	0.07%	115,235	0.04%
COBIVIA SAS *	-	0.00%	3,907,123	2.36%	3,907,123	1.47%
TREASURY SHARES	-	0.00%	232,586	0.14%	232,586	0.09%
OTHER	60,621	0.06%	160,123,168	96.90%	160,183,789	60.46%
TOTAL	99,679,851	100.00%	165,243,572	100.00%	264,923,423	100.00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A							Shareholding at 03/31/2014 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares Class A		Preferred Shares Class B		Total
	Number	%	Number	%	Number	%	Number	%
SUDACO PARTICIPAÇÕES LTDA.	24,466,566	60.04%	24,650,000	100.00%	10,073,824	100.00%	59,190,390	78.43%
SEGISOR	5,078,294	12.46%	-	0.00%	-	0.00%	5,078,294	6.73%
BENGAL LLC	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
OREGON LLC	1,550,000	3.80%	-	0.00%	-	0.00%	1,550,000	2.05%
PINCHER LLC	1,434,765	3.52%	-	0.00%	-	0.00%	1,434,765	1.90%
GEANT	4,894,544	12.01%	-	0.00%	-	0.00%	4,894,544	6.49%
TREASURY SHARES	1,775,831	4.36%	-	0.00%	-	0.00%	1,775,831	2.35%
TOTAL	40,750,000	100.00%	24,650,000	100.00%	10,073,824	100.00%	75,473,824	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SUDACO PARTICIPAÇÕES S.A			Shareholding at 03/31/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,573	100.00%	3,585,804,573	100.00%
TOTAL	3,585,804,573	100.00%	3,585,804,573	100.00%

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
PUMPIDO PARTICIPAÇÕES LTDA			Shareholding at 03/31/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
SEGISOR**	3,633,544,694	100.00%	3,633,544,694	100.00%
TOTAL	3,633,544,694	100.00%	3,633,544,694	100.00%
(**) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR			Shareholding at 03/31/2014 (In units)
Shareholder/Quotaholder	Quotas		Total
	Number	%	Number	%
CASINO GUICHARD PERRACHON (*)	937,121,094	100.00%	937,121,094	100.00%
TOTAL	937,121,094	100.00%	937,121,094	100.00%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 03/31/2014
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	4,887,818	2.96%	104,507,048	39.45%

Management
Board of Directors	-	0.00%	10	0.00%	10	0.00%
Board of Executive Officers	-	0.00%	135,604	0.08%	135,604	0.05%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	0.06%	159,987,554	96.82%	160,048,175	60.41%

Total	99,679,851	100.00%	165,243,572	100.00%	264,923,423	100.00%

Outstanding Shares	60,621	0.06%	159,987,554	96.82%	160,048,175	60.41%

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Quarterly Financial Information – March 31, 2014 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Version: 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 03/31/2013
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Controlling parties	99,619,331	99.94%	41,044,220	25.06%	140,663,551	53.39%

Management
Board of Directors	-	0.00%	991	0.00%	991	0.00%
Board of Executive Officers	-	0.00%	154,697	0.09%	154,697	0.06%

Fiscal Council	-	0.00%	-	0.00%	-	0.00%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,520	0.06%	122,338,990	74.70%	122,399,510	46.46%

Total	99,679,851	100.00%	163,771,484	100.00%	263,451,335	100.00%

Outstanding Shares	60,520	0.06%	122,338,990	74.70%	122,399,510	46.46%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 2, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.